
Around The CLOCK
LIFEPOINT Is Working For You



It gives me great pleasure to report that during this past year LifePoint has successfully continued its progress from a pre-revenue, development-stage company toward a profitable, commercial corporation with the February 26, 2002, launch of our first product — the LifePoint® IMPACT® Test System. Since then, our major focus has been on leveraging our sales and marketing efforts into all initial target markets, a $1.6 billion market opportunity. We have already completed our product-marketing launch into the United States law enforcement market and, subsequently, 19 international markets. Additionally, we continue to make progress in developing further drug chemistry reagents to facilitate our product offering expansion to current customers and to enable us to open new markets.

As we look forward to our first year as a fully integrated commercial organization, we proudly look back at the significant accomplishments that made this past year so monumental in our growth.

Linda H. Masterson : Chairman : CEO and President

: **Management and Personnel.** Expanded our Board of Directors and our Substance Abuse Advisory Board, welcomed Theresa Ford and Michael Edwards, and grew from 60 to 109 employees.

: **Product Development.** Finished the product development and design of the Impact Test System, and initiated the development of the next test assays and the design and development of our small, portable instrument.

: **Intellectual Property.** Received patent approvals for obtaining blood-comparable results from saliva and for a method for syntheses of novel tracers in samples and expect to obtain 13 to 15 patents with over 1,400 claims from the omnibus patent application.

: **Regulatory Affairs.** Finalized the selection of clinical trial sites, initiated field evaluations and made our first FDA submission on Quality Check, which we can now market to medical customers in the United States.

: **Quality Systems.** Implemented the quality systems needed to ensure production of a reliable, quality product, allowing LifePoint to be able to meet Food and Drug Administration QSR, and ISO 9000 plant certifications.

: **Manufacturing and Operations.** Finalized the manufacturing processes for the disposable cassette and instrument, put in place the pilot manufacturing capability, completed the transfer of the pilot manufacturing from our research and development facility to our manufacturing facility, finalized master purchase agreements with suppliers and vendors on all critical materials, and completed selection of suppliers for subassembly and parts manufacturing.

: **Lobbying.** Successfully participated on the saliva work group of the Drug Testing Advisory Board to SAMHSA to include saliva testing in the federal workplace drug-testing draft guidelines.

: **Marketing.** Continued to make technical presentations on the IMPACT Test System at major scientific conferences and industry trade shows, implemented the product launch plans for LifePoint's initial target markets, the United States law enforcement and international markets, completed all the needed marketing and sales materials to successfully market and sell our unique product, and completed a new Web site (www.LifePointInc.com).

: **Financing.** Completed two private placement financings: one that raised over $13.7 million, and a second that raised $10.2 million with 90% held by two well-known quality mutual fund investors, SAFECO Asset Management and the AIM Family of Funds.

: **Shareholder Value.** Completed fiscal 2002 with our audited financial results in line with analyst expectations with our stock outperforming both the NASDAQ and S&P 500 market indexes.

: **Sales.** Recorded our first revenues and launched our product into the law enforcement market, receiving over $260,000 in sales orders within the first five weeks following product launch.

: **Strategic Partnering.** Established relationships with CMI Inc., the market leader in breath alcohol testing in the United States (80% market share), and with Quest Diagnostics, a leader in employee testing in the United States.

Going forward, our objective is to become a highly profitable, industry leader of non-invasive, on-site, cost-effective, rapid diagnostic products. To accomplish this, our strategies include focused and calculated practices:

: Developing and selling products that exploit the unique capabilities of the flow immunosensor, saliva aspiration technologies and blood-equivalent results.

: Continuing to invest in research and development for new applications for the saliva-diagnostic tool.

: Forming strategic partnerships to quickly and effectively penetrate newly identified markets.

: Creating brand recognition for LifePoint's trademarks, including the IMPACT Test System.

: Protecting and enhancing the Company's proprietary technologies.

The management team at LifePoint has always tried to be transparent and to keep our stockholders completely informed as to the progress of the Company. We have done this through shareholder letters, SEC filings and press releases. We have also always tried to "do the right thing" for our stockholders and employees. For example, when the Company had an unexpected delay in the product launch date, all of the employees at LifePoint took a pay cut to conserve cash. The senior managers took a 25% pay cut for six months and the remainder of the staff took a 15% pay cut for three months. As you might expect, we lost a few employees, but most stayed and remain even more committed to the long-term success of LifePoint. Therefore, when we say that the management and employees of LifePoint continue to make their strong commitment to reach our collective goals, we really mean it. The management team remains confident that the Company's activities will culminate in added value for you, our stockholders and in a much needed product for our customers. We also continue to be very confident about the future prospects and progress of LifePoint.

We thank you for your continuing support and loyalty.

Sincerely,

Linda H. Masterson, Chairman
CEO and President


Results Like CLOCKWORK
24 Hours A Day
7 Days A Week


TEST RESULTS
No. 04-02-00003
Reasonable Cause
Date 04/04/2002
Time 04:14:27 PM
Analyte
Thresh-hold
Levels
Inter-pretation
Alcohol 0.10 % 0.11 % PP
THC N
Amp/Meth N
Opiates N
Cocaine N
PCP N
Main
New Test
Print
Logoff
ENTER
:IMPACT Delivers In 5 Minutes
LifePoint Inc.



: INCREASING REVENUES AND PROFITS

Since launching the IMPACT Test System February 26, 2002, LifePoint has continued to evolve from a prerevenue, development-stage company toward a fully integrated, commercial corporation. The product-marketing launch into the first two of four markets, the United States law-enforcement market and 19 international markets is complete. LifePoint will ultimately focus on four initial target markets — a $1.6 billion market opportunity — while continuing to aggressively pursue additional areas of product enhancements and cost reductions that should increase market acceptance and gross profit margins.

LifePoint, Inc., (AMEX:LFP) has begun its quest to change medical diagnostic testing. Our proprietary and patented technologies and our unique product provides non-invasive, saliva-based, on-site and measurable alcohol and drug testing — quickly, cost-effectively and accurately.


LifePoint

Our biggest news is that we launched the IMPACT Test System to the law enforcement markets in February 2002, and have already initiated marketing and sales efforts into 19 Western European and Pacific Rim countries. LifePoint will ultimately make a total of nine FDA submissions, seven drugs and alcohol assays (including benzodiazepines), the IMPACT Test System instrument, and Quality Check the QC material. We made our first FDA submission on Quality Check in early April, and we now have permission to market this product to medical markets in the United States.

LifePoint Has All The Key Ingredients For A Successful Company

- : $1.6 billion opportunity for the first product in three initial markets.
- : Proprietary technologies.
- : High unmet needs in initial target markets.
- : Unique products with no direct competition.
- : Rapid entry into non-regulated markets.
- : Excellent margins on repeat disposable sales.
- : Non-cyclical/recession-resistant product sales.

Products

The IMPACT Test System consists of an easy-to-use saliva collection and testing cassette that is used in conjunction with a small, portable instrument. With minimal training, the user-friendly system quantitatively measures alcohol and tests for five illicit drugs (marijuana, PCP, amphetamines/methamphetamines, cocaine, and opiates) requiring only a few drops of saliva and completing testing within five minutes.



: SCENARIO

A highway patrol officer on routine duty notices a driver weaving erratically between lanes. Deducing that the driver is under the influence, the officer pursues and pulls over the driver. After the driver fails a standard roadside field sobriety test, but passes the field-screening breath-alcohol test, the officer administers the LifePoint IMPACT Test System. Within five minutes, the system reveals the driver is under the influence of amphetamines and the officer takes him into custody, preventing a potentially deadly accident.

DATE: 11.16.01 TIME: 3:34 a.m. PLACE: Any Road, USA

The test cassette is ready for immediate use and disposal — saliva is collected via aspiration with a device similar to those used in dental offices, and automatically transferred into the test cassette. The collection process itself takes approximately 30 seconds and the saliva specimen, test reagents and waste are contained within the cassette, thereby preventing the possibility of biological contamination.

LifePoint's next products will identify overdose of prescription drugs in the emergency room.


TEST MODULES
TEST MODULES

The small, mobile instrument automatically manages all functions related to running the test panel.

- Specimen collection.
- Sample adequacy and quality checks.
- Automatic quality control.
- Sample processing and analysis.
- Delivers and stores electronic and hard copy test results.
- "Laboratory-quality" accuracy.
- Automatic result interpretation.
- User-definable breakpoints.

Technologies

LifePoint's IMPACT Test System is the first on-site technology to test for drugs of abuse and alcohol simultaneously, as well as for quantifiable "blood-comparable" results. Additionally, the entire process — collection and test — is observable and significantly reduces the possibility of adulteration. The system is time- and cost-efficient, reducing exorbitant lab fees and testing personnel.

LifePoint's proprietary test system incorporates patented technology to offer significant competitive advantages.

- LifePoint's proprietary technology is remarkably simple, extremely rapid, and incorporates a highly sensitive immunologically based biosensor that enables the ability to generate on-site, lab-quality results, in seconds for as many as 10 chemistry tests.



- Saliva Aspiration Technology — LifePoint's second proprietary technology generates simple, non-invasive, blood-comparable test results from saliva. This technology is:
  - Rapid and Adequate – unlike tests using absorption pads (which cannot provide sample adequacy, can be slow to collect the sample, and require sample handling) the IMPACT Test System assures adequate, automatic, and rapid sample collection.
  - Accurate and Relevant – Saliva provides blood-comparable results, making it more relevant for "current state" analysis than urine-based tests which indicate drug use over the prior two to five days.



:PENETRATING SEVERAL LARGE, PROFITABLE NEW MARKETS

While initially targeting the law enforcement, industrial workplace and emergency room markets, LifePoint will explore expansion to several other markets which may also offer significant growth opportunities. Some of these markets include home healthcare, pharmacies, ambulances, wellness/health screening and long-term therapeutic monitoring. Additionally, LifePoint's products currently under development will identify overdose of prescription drugs, as well as illicit drugs, in the emergency room.

Intellectual Property

LifePoint continues to build legal protection for our unique products and technologies, and we are working with our patent counsel to develop an integrated patent strategy to protect our final instrument design, unique inventions and disposables design. As we continue our product development effort and develop additional instruments, we expect to continue to file further applications for worldwide patents.



Patents and Potential

- Hold exclusive license from the United States Navy for the core detection technology.
- Jointly own a second patent with the United States Navy.
- Own three additional patents that provide protection on the unique ability to collect saliva via aspiration, and provide blood-equivalent results from saliva, in addition to a patent related to the chemistries in the disposable cassette.
- Three additional patents pending, including an omnibus patent expected to produce at least 13 patents for a total of 16 patent applications.
- Filed and received clearance from the United States Trademark Office for the use of IMPACT for our flagship product name.

Manufacturing and Operations

During this past year, we have finalized the manufacturing process for the disposable and the instrument and have completed the transfer of the pilot manufacturing from our research and development facility to our manufacturing facility. We continually improve the performance and customer usability of the IMPACT Test System, and have also continued to make design and cost improvements to both the instrument and the disposable Saliva Test Modules (STMs).

We have completed many cost-reduction design changes on the STMs. In order to help us increase gross profit margins, we will continue to aggressively pursue


: SCENARI

A mother goes upstairs to check on her daughter who she believes is playing quietly in her room. When mom arrives, she discovers her daughter lying unconscious on the floor of the bathroom with the cabinets and several medicine bottles open. EMTs responding to the mother's call for help administer the LifePoint IMPACT Test System. Within minutes, the results show that the girl overdosed on her mother's anti-depressants. The technicians relay this lifesaving information to awaiting doctors, preparing them to immediately and accurately treat the girl who recovers with no long-term negative effects.

DATE: 7.23.02 TIME: 8:07 p.m. PLACE: Any House, The World

additional cost reductions over the next few months. This will include negotiations for materials from selected vendors, multi-cavity molds and implementation of selected automation to reduce labor costs. We continue to be pleased with the cost savings we have achieved based on the actual results of the STM manufacturing.

With respect to the instrument, our focus remains on part-cost reduction prior to the transfer of the initial instrument assembling to our OEM manufacturer. We have finalized master purchase agreements with suppliers and vendors on all critical parts, and completed selection of suppliers for sub-assembly and parts manufacturing.



Quality Systems

As we begin to produce our product, we do so with uncompromising quality. The quality systems needed to ensure production of a reliable, quality product have been implemented. We have completed risk and hazard analysis and have in place the quality systems to meet Food and Drug Administration QSR, and the ISO 9000 plant certifications. We have almost completed all product validation processes for UL (USA), CSA (Canada) and CE (Europe), and have included EMI and RFI testing to ensure product acceptance in the initial target markets.

Expanded Functionality

Development is underway for the additional chemistries that will expand the IMPACT Test System's drug-testing capabilities on a worldwide basis.

: Benzodiazepine development is complete and should be available this fall to meet European requirements.

: Adding barbiturate and tricyclic anti-depressant tests for emergency room and prescription drug overdoses before the end of this year.



: Initiated the design and development of our small, portable instrument.

Revenue Strategy

LifePoint anticipates a steady and increasing revenue model. Customers make a one-time purchase of the portable testing instrument and continually purchase the foil-wrapped, disposable saliva collection and test devices. For each new test subject, a new disposable must be used, thereby creating the potential for perpetual order fulfillment and increasing revenues.



: QUALITY AND PATENT PROTECTION

Having completed risk and hazard analysis and instituted the quality systems to meet Food and Drug Administration QSR, and ISO 9000 plant certifications, LifePoint has implemented the systems to ensure the reliable production of a quality product — each and every time. LifePoint is equally diligent in continuing to build legal protection for our unique products and technologies. LifePoint currently has developed an integrated strategy to protect our unique inventions, technologies, and final instrument and disposables designs. In addition to the license from the U.S. Navy, LifePoint has had three broad patents issue, and has an additional four patents pending, including an omnibus patent expected to produce at least 13-15 patents. Overall, LifePoint has over 20 patents issued or pending.

Markets

LifePoint's initial target markets are very large and include several that are currently unregulated by the Food and Drug Administration (FDA). This allowed the Company to launch the product prior to FDA clearance into the non-medical market segments, thus generating revenues much more rapidly.



LifePoint initially targeted the law enforcement, industrial workplace and emergency room markets. Addressing the significant unmet needs in such substance abuse-testing markets, should help the Company achieve rapid and immediate market penetration as well as generate rapid sales growth. LifePoint's product addresses these markets critical need for an on-site, easy-to-use system that provides "under the influence" evidentiary results, as well as the following — advantages:

- Tests five drugs and alcohol simultaneously.
- Delivers lab-quality, blood-comparable results.
- Reduces or eliminates chain-of-custody issues.
- Minimizes training requirements.
- Eliminates transportation of donors and/or samples.

In the future, the IMPACT Test System will address additional large markets including:

- Home healthcare
- Pharmacies
- Ambulances
- Long-term therapeutic monitoring
- Wellness/health screening
- Rapid diagnostic testing

Marketing And Sales

We continue to exhibit the IMPACT Test System's technological advantages at numerous meetings attended by industry leaders and potential customers. The Company also is continuing marketing and lobbying activities that will help facilitate the rapid market acceptance of the IMPACT Test System.


:SCENARIO

While loading a truck using a forklift, a warehouse employee crashes off the loading dock. The employee, who was not hurt, is escorted to the human resources department to be tested for drugs and alcohol, as is required by the company's drug and alcohol policy. Using the IMPACT Test System, the employee tests positive for marijuana. The employee is referred to a substance abuse program.

DATE:2.28.02 TIME:3:17p.m. PLACE:Any Company, USA

: Law Enforcement. LifePoint has developed a valued strategic partnering agreement with CMI. It is the market leader in breath alcohol testing in the United States (80% market share) and, through its affiliate, markets to 60 countries. Approximately 15 million tests are executed annually in the United States.

: Industrial Market. LifePoint will use multiple strategies in this market — industrial partners, direct key account sales for the large employers and service providers, and distributors for the smaller accounts. Approximately 41 million tests are done annually in the United States.

: Medical Emergency Market. The medical emergency market is a classic example of the "20/80" rule. Fewer than 1,000 hospitals do more than 90% of the drug testing in the United States, which presents a perfect opportunity for a targeted direct sales force. Most of our clinical trial sites are either treatment centers or other medical clinics and, post-FDA clearance, are again potential customers.



: European Opportunity. Europe is well ahead of the United States in recognizing the value of saliva-based drug testing for DUIs. A European Union-funded study showed that in the eight countries that participated in the study, between 65% and 85% of the DUI convictions were drug related rather than alcohol related. Approximately 22.4 million tests are completed annually in Europe.

Alliances

We've selected our strategic partners with as much consideration. Our industry-leader associates include CMI in the law enforcement market, the market leader in breath-alcohol testing in the United States (80% market share) and a marketer, through affiliates, to 60 countries worldwide. Additionally, we've established a relationship with Quest Diagnostics, a leader in employee testing in the United States, to perform confirmation testing on saliva samples when required by customers.



Pictured Above:

Front Row/Right to Left:
Linda H. Masterson
Theresa M. Ford
Michele A. Clark

Back Row/ Right to Left:
Donald Fletcher
Thomas J. Foley
Michael Edwards

Lead by Experience : Driven by Determination

LifePoint's team is growing in the right direction. Our experienced professionals bring a unique perspective toward our vision and goals and we're continuing to fill positions with highly talented, industry-leading individuals.

Senior Management



Linda H. Masterson
President and Chief Executive Officer
In addition to her MS in Biochemistry and her Executive MBA from Wharton, Linda Masterson has 30 years of experience in the medical diagnostic and healthcare industry, over two decades of marketing, sales and business development experience, and significant experience as a senior manager. Most recently at Cholestech, Inc., while serving as Executive Vice President, Ms. Masterson developed and restructured the company's business strategy, which increased the company's market capitalization from an initial $9 million to $125 million in less than two years.



Michele A. Clark
Chief Accounting Officer and Controller
With over 25 years of accounting and finance experience for established manufacturing and high-tech companies, Michele Clark astutely oversees LifePoint's financial and accounting functions. Ms. Clark's extensive background in the management of public company reporting includes all required SEC filings, such as Forms 10(K) and 10(Q).



Thomas J. Foley, Ph.D.
Senior Vice President, Research and Development
With a Ph.D. in Biochemistry and over 30 years of experience in the medical diagnostic industry, Thomas Foley has brought more than 250 products to market for such recognized companies as Corning, Beckman Coulter, Hycor, and SmithKline Diagnostics. As reagent development manager, Dr. Foley played a crucial role in Beckman's development of Astra — one of the most successful chemistry instruments introduced to market. Dr. Foley's expertise extends to regulatory and compliance issues, including 510(K) and ISO 9001 requirements.



Theresa M. Ford
Vice President Marketing and Sales, Medical
Theresa Ford has over 23 years of demonstrated success in the industrial and medical markets, with extensive point-of-care and drug-testing products experience. From 1995 to 2001 Ms. Ford held several key marketing and sales positions at Cholestech Corporation, a point-of-care diagnostic company, including Director of Sales, where she successfully grew sales from $3 million to $22 million, increased the sales network from six direct sales reps and 16 distributors to 23 direct sales personnel and over 1,400 distributor representatives in three distinct market segments.



Donald Fletcher
Vice President, Operations
Donald Fletcher has 25 years of directly related experience in medical diagnostics, including over 23 years in manufacturing and operations with focused applications in product scale-up and transfer, and product development team management. Mr. Fletcher was most recently Vice President, Operations of Sigma Diagnostics, a division of Sigma Aldrich Corporation, where he was responsible for manufacturing 1,500 medical products including both reagent kits and instrument systems.



Michael Edwards
Vice President Sales, Law Enforcement and International
Michael Edwards has an extensive background in law enforcement sales and marketing and a proven track record of creative sales and business strategies that cross many distinct markets. Mr. Edwards held the position of Vice President of International Sales and Marketing for Safariland LTD., Inc., a manufacturer and distributor of law enforcement products. During his 10 years there, Mr. Edwards created and managed an extensive distribution network that included over 1,700 dealers and 300 distributors worldwide.

Kenneth L. Berger, Ph.D.
Vice President, Regulatory Affairs
In addition to a Ph.D. in Biochemistry from the University of Southern California and a BS in Biology from Dartmouth College, Kenneth Berger has over 25 years of experience in pharmaceutical, biologic and diagnostic development, including over 20 years of experience in regulatory affairs, quality assurance and validation.

David J. Smith
Director of Engineering
With an MS in Mathematical Physics, Dave Smith's industry experience includes more than two decades of developing medical devices for companies such as Pharmacia, Allergan and CooperVision. An optics expert, Mr. Smith owns several optical system patents and has successfully brought hundreds of medical device products and new technologies to market.

Board of Directors

Linda H. Masterson
Chairman of the Board
With 30 years of experience in marketing, sales and business development, and substantial experience as a senior manager in the medical diagnostics, healthcare and biotechnology fields, Ms. Masterson was elected Chairman of the Board on June 16, 2000, formalizing a function she had been performing for the previous year and a half.

Charles J. Casamento
Mr. Casamento has extensive experience in marketing, business development and executive management in pharmaceutical, biotechnology and medical products companies. From November 1999 to present, he has been serving as the Chairman, President and Chief Executive Officer of Questcor Pharmaceuticals, Inc.

Peter S. Gold
Mr. Gold retired in 1990 as the Chairman and the Chief Executive Officer of Price Pfister, Inc., where he did a leveraged buyout and purchased such in 1983. He subsequently took the company public in 1987 and sold the company to Black and Decker Corp. in 1988.

Paul Sandler, M.D.
Dr. Sandler is a board-certified pediatric nephrologist at the Arizona Kidney Disease & Hypertension Center in Phoenix, Arizona. Additionally, Dr. Sandler is the Medical Director at Walter Boswell Memorial Hospital, the Phoenix Artificial Kidney Center, and South Phoenix Dialysis Center, the South Mountain Dialysis Services, and Phoenix Memorial Hospital PPG.

Roger G. Stoll, Ph.D.
Dr. Stoll has over 30 years of experience in the pharmaceutical, medical devices and diagnostic industries. Most recently, he was the Executive Vice President of Fresenius Medical Care-N.America, in charge of both the dialysis products and laboratory services. Dr. Stoll oversaw the company's manufacturing, sales, service, R&D and business development functions, and was responsible for combined sales of approximately $900 million as well as over 3,000 employees.

Stan Yakatan
During the past 10 years, Mr. Yakatan has dedicated his career to helping establish new companies in conjunction with venture capital firms throughout the world on a project assignment basis, particularly in medical device, biotechnology, biopharmaceutical and hi-technology companies.

2002 – LifePoint, Inc.

Financial Results

For The Year Ended March 31, 2002

Financial Statements

General Overview

LifePoint is a medical technology company that develops, manufactures and markets the LifePoint® *IMPACT® Test System* – a rapid diagnostic testing and screening device for use in the workplace, home health care, ambulances, pharmacies and law enforcement. LifePoint's patented and proprietary technologies for the use of saliva as a non-invasive, blood-comparable test specimen, used in conjunction with the flow immunosensor technology licensed from the United States Navy (the "USN"), has allowed LifePoint to develop a broadly applicable, non-invasive, rapid, on-site diagnostic test system.

Business Summary

On February 26, 2002 the Company released the *IMPACT Test System* for sale to the law enforcement market. The *IMPACT Test System* is a proprietary system that generates almost immediate, diagnostic results for a broad variety of substances by non-invasively testing saliva. The first product tests for a variety of substances of abuse, specifically for the following five commonly used drugs of abuse: cocaine, opiates (such as heroin and morphine), phencyclidine (PCP), amphetamine (including methamphetamine), and tetrahydrocannabinol (THC, marijuana) (collectively the "Drugs of Abuse"), and alcohol.

The Company is initially marketing the product in the United States in markets not regulated by the Food and Drug Administration (the "FDA"), such as law enforcement and criminal justice testing, and in Europe and certain Asian countries where no FDA clearance is required. The Company will only be able to commence marketing of the product in the United States FDA regulated markets, such as medical markets, when FDA clearance is obtained. The Company anticipates such clearance to occur approximately 100 days (based on the current experience of other companies at the FDA) after completion of its submissions if such approval is obtained. The Company has begun the submission process with the FDA and intends to apply for at least nine separate FDA clearances, including one additional drug test just recently developed, within the next 90 days. There can be no assurance as to when and if the Company will complete its submissions to the FDA, as to when and if the FDA will give its clearance and as to when and if marketing in either medical or other regulated markets will commence. Management recognizes that, although FDA clearance is not generally required for use of drug testing for non-medical purposes, such as law enforcement agencies' testing or international markets, FDA clearance of the product may assist the Company's marketing in the United States to such customers. See the sections "Governmental Regulation" and "Marketing and Distribution" under this caption "Business."

Management anticipates that the Company's saliva based drugs of abuse and alcohol test will become evidential in the law enforcement market. However, management expects that the Company's tests may be performed on a non-evidential basis in some portions of the industrial marketplace where confirmation testing is required by regulation. If a drug of abuse is detected in the initial test, in some markets, the sample may need to be forwarded to a laboratory, where an expensive confirmatory analysis will be performed. Usually gas chromatography/mass spectrometry ("GC/MS") is employed for the confirmatory test. On February 25, 2002, the Company reported that it established a relationship with Quest Diagnostics, a leader in employee testing in the United States, to perform GC/MS confirmation testing on saliva samples when requested by some of the *IMPACT Test System* customers. This relationship enables the Company to provide a quick, low-cost, easy to implement laboratory secondary/confirmation testing service on saliva samples that have been collected automatically and non-invasively by the *IMPACT Test System*. Quest Diagnostics has developed new protocols and procedures to provide confirmation testing at the low levels of sensitivity required from a saliva sample using the LifePoint Saliva Collection Device. This capability provides LifePoint's customers with the ability to meet the requirements for testing federally regulated safety-sensitive employees.

The Company's marketing analysis has indicated a greater market potential for a saliva-based test for drugs of abuse and alcohol via a completely automated, integrated transportable instrument, which generates a lab-quality result, by law enforcement agencies, occupational health clinics, hospitals and other medical facilities than for a urine sample, tested either at a laboratory or on-site. However, the use of this product in other potential markets that are testing for recent drug use (over the last two to five days) or "lifestyle testing," such as pre-employment testing, may be somewhat limited with the Company's initial product. See the section "Competition" under this caption "Business."

Products

IMPACT Test System – Instrument

The *IMPACT Test System* is, to the Company's knowledge, the first saliva-based, on-site drug and alcohol testing system that delivers simultaneous, blood-comparable, quantitative results for alcohol and semi-quantitative results for drugs in less than five minutes. The product and its technologies provide the advantages of non-invasive sample collection, accuracy, speed, and convenience.

Using saliva as the specimen, which contains many of the same molecules as plasma, the *IMPACT Test System* produces objective, numeric results with the biological relevancy and accuracy of blood, serum or plasma. Once the sample is collected, the *IMPACT Test System* uses a powerful combination of 21st-century technologies that, in the opinion of the Company, no other on-site testing device can currently match.

The Company believes that the *IMPACT Test System*'s unique effectiveness begins with flow immunosensor technology, which is licensed from the USN. The flow immunosensor technology, a kinetic immunoassay, is simple, rapid, and often as sensitive as laboratory-based immunoassays. Up to ten assays can be performed in a single test panel on a single specimen with results in under five minutes. Most importantly, the flow immunosensor technology can produce semi-quantitative results. Other on-site methods, such as lateral flow membrane technology, are not nearly as sensitive or rapid. More importantly, they can only provide "yes/no" qualitative results - even when an instrument reader is used.

The Company believes that the *IMPACT Test System*'s effectiveness lies in its combination of high sensitivity chemistry and fluorescence detection technologies. What puts this system so far ahead of the competition, in the opinion of the Company, is the accuracy, sensitivity, and speed of test results in an automated, operator-independent instrument system.

With the *IMPACT Test System*, sample collection, processing, test analysis and interpretation are integrated seamlessly. Saliva is automatically collected via aspiration with a vacuum device similar to that used in dentistry. The sample is measured as it is collected, and the collection occurs in less than a minute, much faster and more accurately than if performed by an absorbent-based collection device. The saliva flows into a disposable cassette that provides up to ten tests in a panel format. This observed, proprietary collection method and integrated sample processing virtually eliminate the possibilities of adulteration or substitution, sample mix-up, and user contact with specimen. The *IMPACT Test System* begins with a clean, efficient collection method and ends with objective, lab–quality answers.

The *IMPACT Test System* provides the following advantages:

- Tests for five drugs of abuse and alcohol simultaneously
- Delivers numeric "blood-comparable", lab-quality results
- Provides rapid collection and results in under five minutes
- Reduces chain-of-custody issues associated with laboratory transport
- Complete automation minimizes training and operator error
- On-site testing eliminates transportation of donors and/or samples

On the other hand, the *IMPACT Test System* using saliva may not be as attractive as devices using urine to perform pre-employment testing in the industrial market. See the section "Competition" under this caption "Business" elsewhere in this Report.

The small desktop instrument automatically manages all functions related to collecting the sample and running the test panel including:

- Ensures adequate sample collection
- Automatic quality check of instrument systems to ensure proper function
- Automatic quality control
- Automatic sample processing and analysis
- Delivers and stores electronic and hard-copy test results
- Laboratory quality test results
- Automatic result interpretation
- User definable breakpoints

The Company has begun development of a portable test system that will enable law enforcement officers to carry the device in all vehicles and will allow for on scene diagnostics by EMTs and paramedics. Development of the smaller instrument is expected to be completed by March 2003.

Saliva Test Modules

The Saliva Test Modules (the "STM's) are designed to work with the *IMPACT Test System* to test for a variety of molecules. Each STM consists of the mouthpiece, tubing and test cassette. The initial STM's in production are:

- 1250 STM tests for the five common US drugs of abuse (marijuana, cocaine, amphetamines/meth-amphetamines and opiates (heroin), and PCP).

- 1255 STM test for the five above drugs of abuse and alcohol simultaneously

- 1251 STM tests for marijuana, cocaine, amphetamines/meth-amphetamines, opiates and benzodiazapines

- 1256 STM tests for marijuana, cocaine, amphetamines/meth-amphetamines, opiates and benzodiazapines and alcohol simultaneously

Additionally, the Company is developing tests for tricyclic antidepressants, barbiturates and ecstasy. The Company expects to have over ten STM's available to customers within the next 12 months.

Saliva Collection Device and Carrier

Designed to work with the *IMPACT Test System*, this device allows customers to collect an additional sample of saliva for confirmation testing in those settings where a second specimen collection or confirmation test is requested or, in the case of federally regulated safety sensitive employees, required. The carrier is a reusable device into which the collection device is placed. The collection device contains a mouthpiece, tubing and a tamper proof storage container that will preserve the sample and allow for easy transport.

Quality Check

Quality Check is a single use liquid control material for use in system evaluation and control testing. The material developed in house, but manufactured by an outside vendor, replicates a saliva sample with a positive or negative drug test. Each Quality Check product contains one positive and one negative control sample.

Patents and Technology

Copies of the agreements and any amendments thereto hereinafter mentioned in the first two subsections are filed (by incorporation by reference) as exhibits to this Report and are incorporated herein by this reference.

License Agreements

In April 1999, the Company and the USN completed negotiations for an expansion of the ten-year license agreement (the "License Agreement") originally granted to the Company's then parent ("SAT") in 1992 and transferred to the Company in 1997. The original License Agreement covered the exclusive use by the Company of the USN's technology for testing saliva for drugs of abuse. The new terms expand the field-of-use from drugs of abuse and anabolic steroids on urine samples to include all possible diagnostic uses for saliva. In addition, the royalty rate was reduced to 3% on the technology-related portion of the disposable cassette sales and 1% on instrument sales from the previous 10% on all LifePoint product sales. The minimum royalty payment was reduced to $50,000 in 2001 and $100,000 a year thereafter versus the previous $100,000 per year. The License Agreement may be terminated by the USN in the event the Company files bankruptcy or is forced into receivership, willfully misstates or omits material information, or fails to market the technology. Either party may terminate the agreement upon mutual consent. Either party may terminate the agreement upon mutual consent. Termination of the Licensing Agreement for the USN patent would end the Company's rights to develop products under the patent. Termination of the license would require the Company to make changes to its products that could further delay development and marketing thereof.

The Company is further developing the USN-developed technology for application in its own proprietary test system.

CRDA

On April 16, 1992, SAT entered into a 12-month cooperative research agreement ("CRDA") with the Naval Research Laboratory section of the USN (the "NRL") to further develop the licensed technology of the "Flow Immunosensor".

Pursuant to an agreement dated as of January 1, 1993 by and between SAT and the Company, SAT assigned to the Company all of its rights under the CRDA. The purpose of the CRDA was to develop the prototype instruments based on the Flow Immunosensor Method and Apparatus Technology. Pursuant to the CRDA, each party retains title to any patent obtained by such party in the performance of work under the CRDA. The NRL had the right of first election to file a patent application in the United States on joint inventions made in the performance of work under the CRDA. The Company, as assignee, had the right of first election to file a patent application on such joint inventions in all other countries.

Pursuant to an amendment dated May 1993 to the CRDA, the NRL waived such right of first election with respect to the lyophilization process for the freeze-drying of immunoassay chemicals, provided that SAT filed an approved patent application on such process within three months from the date of execution of the amendment. The approved patent application was filed on July 16, 1993 and issued as U.S. Patent No. 5,354,654 "Lyophilized Ligand-Receptor Complexes for Assays and Sensors" on October 11, 1994. SAT assigned the patent to the Company.

Other Patents

In addition to its rights under the USN patent license described above in this section, the Company has rights under the following patents:

- U.S. Patent No. 5,183,740, "Flow Immunosensor Method and Apparatus," issued on February 2, 1993.

- U.S. Patent No. 5,354,654, "Lyophilized Ligand-Receptor Complexes for Assay and Sensors" issued on October 11, 1994.

- U.S. Patent No. 6,022,326, "Device and Method for Automatic Collection of Whole Saliva issued on February 8, 2000. This patent includes 32 claims covering a broad range of approaches to the automatic, non-invasive collection of saliva for both immediate testing or later use in a laboratory.

- U.S. Patent No. 6,391,261, "Device for Detecting Analytes Related to Sample Ph" issued on May 21, 2002, for providing blood equivalent results by simultaneously testing the pH level in saliva while testing saliva for levels of various components.

In addition, the Company has the following patent applications pending:

- On August 8, 2000, the Company filed a patent application that includes 33 claims for detecting the presence and concentration of analytes while simultaneously preventing analyte adsorption to solid materials used in the assay.

- On December 11, 2000, the Company filed a patent application that includes 13 claims for the synthesis of novel components whose use not only improves the performance of the flow immunosensor technology, but also decreases the cost at which new tests can be developed.

- On March 26, 2001, the Company filed a patent application that includes 42 claims for the synthesis of novel cannabinol-based (marijuana-based) tracers suitable for use in immunoassays for the detection of marijuana or its derivatives in biological fluids for the synthesis of novel components.

- On December 5, 2001, the Company filed a large omnibus provisional patent application entitled, "Tester for Automated Identification of Analytes in Bodily Fluids". This device and methods patent application describes 15 novel inventions relating to, among other unique discoveries: 1) microfluidic valving, 2) microfluidic dispensing systems, 3) automated sample mixing assembly, 4) automated accurate mixing methods, 5) rapid scanning system for fluorescent-label detection, 6) orthogonal, solid state laser read assembly, 7) alcohol detection system, 8) rapid alcohol chemistry test, 9) hydrophilic sample collection tip, and 10) integrated sample collection device.

The expiration date of the USN patent is February 23, 2010. The terms of the other patents are 17 years from the respective dates of issuance, subject to renewal. The Company is not certain whether and when any pending patents may issue.

The patent position of technology firms is highly uncertain and involves complex legal and factual questions. Competitors have filed applications for, and in some instances have been issued, patents and may obtain additional patents and other proprietary rights relating to products or processes, such as the Company's proposed immunosensor technology, which may be competitive with those of the Company. The Company does not currently know the scope and validity of these patents. Management is not aware of any patents covering an immunosensor technology similar to that used by the Company's.

Companies that have or may obtain patents relating to products or processes competitive with those of the Company could bring legal actions against the Company claiming damages and seeking to enjoin it from manufacturing, licensing and marketing the affected product. To date, no claims have been made against the Company for infringement of any patents. However, marketing of the Company's products has just recently begun and claims, if any, would not likely be asserted until after market introduction of such products. If such a claim was to be made, its defense could be costly and the Company's business could be adversely affected, even if the Company were to prevail. No assurance can be given that the Company would be able to prevail in any such action or that any license required under any such patent would be made available on acceptable terms.

Process patents have certain disadvantages when compared with product patents. It is more difficult to detect and prove infringement of process patents because it is sometimes impossible to ascertain the method by which any product has been produced. In addition, the value to the Company of receiving a process patent may be reduced if products that can be derived from such processes have been patented by others. The patents owned by, or licensed to, the Company include both process patents and product patents.

The Company maintains a policy of seeking patent protection in the United States and other countries in connection with certain elements of its technology when it believes that such protection will benefit the Company. Lyophilization and saliva aspiration patent applications have been filed in Canada, certain European countries and certain Asian countries including Japan. The pH patent was originally only applied for in the United States, but the Company has initiated efforts to file this patent in international countries as indicated above. As the Company receives patent approval from the United States, management plans to file all patents internationally within one year of the United States patent approval.

The patent laws of foreign countries may differ from those of the United States as to the patentability of the Company's products and processes. Accordingly, the degree of protection afforded by foreign patents, if issued, may be different from protection afforded under associated United States patents. There can be no assurance that patents will be obtained either in the United States or in foreign jurisdictions with respect to the Company's inventions or that, if issued, the patents will be of substantial protection or commercial benefit to the Company.

Certain inventions of the Company may prove to be unpatentable or the Company may conclude that it would be more advisable to retain a patentable invention as a trade secret. In either case, the Company would have to rely on trade secrets, proprietary know how and continuing technological innovation to develop and maintain its competitive position. All key employees and consultants of the Company have executed, and vendors and manufacturers will be required to execute, agreements to maintain the confidentiality of the Company's proprietary information to which they have access. There can be no assurance that these confidentiality agreements will be honored or will be effective. Manufacturers, project sponsors and consultants may be engaged in competing research projects outside the scope of their agreements with the Company. There can be no assurance that such sponsors and consultants will not develop similar or superior technology independently. To the extent that such persons apply technical information independently developed by them to projects undertaken by the Company, disputes may arise as to the proprietary rights to such information.

Research and Development

The Company maintains a 10,000 square-foot research and development facility in Rancho Cucamonga, California. The core competencies of the Company include significant engineering development capabilities, including expertise in optics, electronics, mechanical engineering and software development, and the Company has a fully equipped machine shop. Additionally, the core competencies for the chemistry group include significant expertise in organic chemistry, flow immunosensor technology, immunoassays, saliva physiology, alcohol and toxicology and the ability to develop long-lived production formulas.

The Company is of the opinion that it has been able to develop and transfer the novel and unique *IMPACT Test System* as quickly as it has because its research and development group is much more vertically integrated than most similar companies.

The development of the *IMPACT Test System* is complete, including the development of the first seven assays – alcohol, marijuana, cocaine, PCP, amphetamine/methamphetamine, opiates, and benzodiazapines. The research and development department has already initiated efforts on the expanded menu for the *IMPACT Test System* that includes: a smaller portable instrument and the assays: ecstasy, barbiturates and tri-cyclic antidepressants.

Manufacturing

LifePoint leases a 32,000-square foot building that houses its corporate headquarters and includes 22,000-square feet of manufacturing space. The Company manufactures the disposable cassettes, but plans to use an outside manufacturer for final assembly of the current instrument, after the initial scale-up of production. The transfer of final assembly of the current instrument is expected to take place during the quarter ending December 31, 2002. For the disposable cassette and mouthpiece, detailed manufacturing requirements for the initial 24 months have been defined and scale-up plans are being executed. The Company has developed and is implementing a detailed cost reduction plan that includes utilizing multi-cavity molds and, longer term, full automation. The Company expects to begin to automate its cassette manufacturing process within the quarter ending September 30, 2002. There can be no assurance that the Company's automation of its manufacturing process will significantly reduce its costs.

LifePoint's instrument production involves snap in place, low cost assembly operation to construct, test and certify the finished instrument system. The system has been designed as a series of pre-assembled and pre-tested modular sub-assemblies. Assemblies would include modules for optics and detection, mechanical cassette handling, fluid flow, and modules for I/O. All printed circuit boards (PCBs) are outsourced. LifePoint's instrument manufacturing consists of assembly, certification, packaging and labeling of the instrument system.

For medical markets in the United States, the Company is required in its manufacturing facility to follow the Code of Federal Regulations, Title 21, Part 820, Quality System Regulation (QSR) as prescribed by the FDA and will ultimately need to become ISO 9001 certified. See the section "Government Regulation" under this caption "Business." The Company believes that its plant is QSR compliant; however, there can be no assurance that the Company can cause its prospective third party manufacturers to comply with QSR. The Company's future dependence on third parties for the manufacture and supply of product components could have a material adverse effect on the Company's profit margins and its ability to deliver its products on a timely and competitive basis.

Market and Opportunity

The drugs of abuse and alcohol testing market is a multi-billion dollar international market opportunity. The Company estimates the worldwide market opportunity for the first three markets for its initial product, including the next two therapeutic drug monitoring products, to be over $3.5 billion. There can be no assurance as to the portion of this market opportunity that the Company will attain. This is especially so because the Company's marketing program has just begun and not in all of its three initial target markets.

The simultaneous detection of drugs of abuse and alcohol in a simple-to-perform, rapid format is of significant importance in industrial (workplace), law enforcement and emergency department markets. Saliva as a sample choice is preferred over urine because it reflects the blood-comparable or "under the influence" of a substance and, because it can be tested as it is collected, it cannot be adulterated (tampered with/ falsified). The traditional urine sample, which can be easily adulterated, indicates drug use over the previous two to five days and does not necessarily reflect a current status.

The demand for current status testing is clearly defined in the three key target markets. First, substance abuse in the industrial market has become so significant that as of 1997 66% of Fortune 1000 United States companies had drug/alcohol testing policies in place. In addition, the United States Department of Transportation requires testing of all employees in safety-sensitive positions (as, for example, airlines and trucking.) There is a need to improve the effectiveness and reduce the cost of these programs. Second, a very high need was identified in the law enforcement market. Driving under the influence of drugs is as big a problem as drunk driving in the United States. Yet law enforcement agencies do not currently have the ability to objectively test for drugs at roadside. Third, up to 50% of all emergency department visits implicate drug and/or alcohol use; however, less than 13% of hospitals in the United States can provide useful, rapid and on-site information to physicians treating unconscious patients where drugs and/or alcohol are suspected. Fourth, the international markets for law enforcement agencies and medical emergency departments are similar to those in the United States, while the workplace market is in its infancy, creating a significant market opportunity with a first-to-market system.

Other major medical market opportunities include rapid diagnostic testing, therapeutic drug monitoring, and wellness testing and screening.

There can be no assurance that the potential markets for the Company's products described above will be as large as estimated or as to what degree the Company will be able to penetrate such markets.

Marketing and Distribution

The Company initiated marketing efforts to include lobbying and pre-marketing efforts to help ensure quick acceptance of the product by the respective markets several years ago. LifePoint's marketing department continues to be involved in lobbying efforts internationally, nationally, and within individual states. Over the last year there have been many changes in LifePoint's sales and marketing operations. In the United States, the Company currently employs sales personnel in various regions in the law enforcement market. Its regional sales managers in the law enforcement market are working with its law enforcement partner, CMI, to implement on-going sales strategies, training support and coordination of sales efforts. Its regional sales managers in the industrial/workplace market have been working to establish distribution channels and managing marketing trials and pilot studies. The marketing staff has develop a marketing communications plan including participation in trade shows, presentation of technical papers, and participation in lobbying efforts to facilitate the rapid market acceptance of the *IMPACT Test System*. Customer Service and Technical Service managers were hired and have setup the needed departments, policies and practices to ensure the quality customer relationships the Company desires.

CMI, headquartered in Owensboro, Kentucky, is the exclusive, law enforcement marketing partner for the *IMPACT Test System* in North America. CMI, a subsidiary of MPD, Inc., also headquartered in Owensboro, Kentucky, is a market and manufacturing leader for evidential breath alcohol testing instruments in law enforcement in the United States. The terms of the renewable, three-year agreement establish CMI as the exclusive distributor of the *IMPACT Test System* for law enforcement in the United States and Canada. CMI will sell, provide service and training for the *IMPACT Test System* to the law enforcement market, including driver testing, corrections, probation and parole, narcotics and drug courts. The Company believes that, based on its initial forecasts, CMI will pay the Company approximately $5,000,000 during the first two and one-half years of the agreement. The Company can give no assurance, however, that CMI will make sales as it initially forecasted and, accordingly, make significant payments to the Company. Even if CMI were to pay the Company the contractual minimum amounts to maintain its exclusive marketing rights, such payments would be materially less than the forecasted amount of $5,000,000. For the Company to realize such forecasted amount from CMI, CMI would have to sell, on the average, at least 15 *IMPACT Test System*s per month during the two-and-one-half-year period. Fees will be calculated and paid in accordance with the confidential terms of the agreement. There are no conditions for the Company to meet other than the delivery of product to receive the fees. CMI has minimum, confidential, sales requirements for the three-year term of the contract in order to retain the exclusive marketing rights. However, these amounts are materially less than the forecasted amount. As of May 31, 2002, the Company had received no payments from CMI.

In the industrial workplace market in the United States, the Company will utilize multiple distribution strategies. For large employers that currently perform on-site testing, or which, with the introduction of the *IMPACT Test System*, will now consider implementing on-site testing, the Company will use a direct key account sales strategy. The same approach will be used for large service providers. For smaller service providers and companies, health and safety distributors will be used.

The emergency medical market in the United States will be the focus of the Company's direct sales effort. Less than 1,000 hospitals perform more than 80% of the drug testing done on overdose patients. More importantly, it is most likely that products that will be developed for the *IMPACT Test System* will be used in medical markets, and this focus will help the Company leverage both its research and development efforts, as well as its sales and marketing efforts. The Company will develop its own direct sales department for medical marketing no earlier than the quarter ending December 31, 2002, with FDA clearance for the products anticipated during that same quarter.

The Company plans to utilize distributors and/or partners for sales and service of its products in the international markets. The distributors the Company has elected to work with have knowledge of their respective markets and local rules and regulations. The following firms have entered into distribution agreements with the Company:

- MedVet Science Pty., Ltd, with headquarters in Thebarton, South Australia, will be the exclusive distributor to all medical and workplace markets throughout Australia.

- Medical Europe Diagnostic of Madrid, Spain, a newly established business by Medical Greystoke and Instituto de Tratamiento y Analisis de las Dependencias (INSTAD), also of Madrid, Spain, will focus solely on the distribution of the *IMPACT Test System* to all market segments within Spain.

- Lion Laboratories, based in South Wales, United Kingdom, is a subsidiary company of MPD Inc and a sister company to CMI Inc., will be the exclusive distributor to all law enforcement, medical and industrial markets in the United Kingdom.

- In addition the Company is in final negotiations with distributors from the following countries and markets:

    - A distributor from Australia which will be the exclusive distributor to the law enforcement markets throughout Australia.

    - A distributor from Hong Kong which will be the distributor to Hong Kong and Singapore medical and industrial markets.

    - A distributor from Hong Kong which will be the distributor to Hong Kong and Singapore law enforcement markets.

    - A distributor from Germany which will be the distributor to all markets in Germany, Switzerland and Austria.

    - A distributor from Italy which will be the distributor to all markets in Italy, Portugal, Turkey and Greece.

    - A distributor from Croatia which will be the distributor to the law enforcement and medical markets in Croatia, Bosnia, Slovenia and Herzogovina.

    - A distributor from Sweden which will be the distributor to the law enforcement and industrial markets in Sweden, Norway, Denmark and Finland.

There can be no assurance as to when or if these other distributors will be engaged.

Recurring Revenue Sales Model

Management believes that LifePoint's revenues will be driven by sale of its disposable cassettes. A small cassette (approximately 3"x5"x1") is designed to accommodate a variety of immunoassay and chemistry analytes for all simultaneous testing requirements. A collection tip and sample tubing is connected to the cassette, which will contain all the reagents for up to ten assays. The entire disposable is called the Saliva Test Module (STM). Once the instruments are installed, the STM sales are expected to provide a continued, high margin revenue source for the Company based on the number of tests performed by its end user customers. However, there can be no assurance as to the amount of the revenues the Company will derive from this source.

Government Regulation

The Company's diagnostic products will be subject to certain government regulation in the United States and other countries for use in some markets.

The FDA regulates the introduction, manufacturing, labeling, record keeping and advertising for all medical devices in the United States. There are two principal methods by which FDA clearance may be obtained to market medical device products such as the Company's proposed screening and diagnostic test kits: 1) Pre-market Approval (PMA) and 2) Pre-market Notification (510(k)). PMA's represent the highest level of regulatory scrutiny applied to medical devices. Most medical devices, however, receive pre-market review through the 510(k) process. Applicants under the 510(k) procedure must prove that the device for which clearance is sought is "substantially equivalent" to devices on the market prior to the Medical Device Amendments of 1976 or devices cleared thereafter pursuant to the 510(k) procedure. In some cases, data from clinical studies must be included in the 510(k) application. Our clinical studies have been designed to show the correlation of the *IMPACT Test System* results for testing drugs and alcohol in saliva to currently approved FDA products that test for drugs and alcohol in saliva by a laboratory with discrepancies reconciled by an analytical confirmation method. The review period for a 510(k) application is supposed to be 90 days from the date of filing the application. The FDA is currently taking approximately 77 days of review time and 102 days average total elapsed time (including "on-hold" time) to clearance according to FDA year 2000 Annual Report (CDRH). Management believes that, based on discussions with the FDA, the Company's product will be reviewed under the 510(k) protocol and that it will take approximately 100 days for clearance. The Company has begun filing its submissions with the FDA, with the first 510(k) submission filed in early May 2002. There can be no assurance that any of the Company's proposed products will ever obtain the necessary FDA or foreign regulatory clearances for commercialization.

In addition, the United States Department of Health and Human Services on February 28, 1992 issued regulations intended to implement the Clinical Laboratory Improvement Amendments of 1988. These Amendments are commonly referred to as CLIA. These regulations were to become effective September 1, 1992. The proposed regulations would require that all test sites performing workplace drug testing, including on-site testing, follow CLIA guidelines for operator training and quality control, similar to those used by laboratories. On August 28, 1992, the Department announced that the application of the statute to workplace testing would not go into effect on September 1, 1992 because of comments made on the final regulations. If the regulations are not adopted, on-site drug testing in the workplace will continue to be exempt from the statute. Recently, the Department again confirmed its intention not to adopt the CLIA regulations in the workplace. However, if the regulations are adopted, workplace testing would then be subject to the same requirements as currently required for on-site testing in the medical markets. The Company is in the process of completing studies that it believes will produce data that demonstrates that its product provides the same results when used by technical personnel as it does when used by non-technical personnel. If the Company demonstrates in its FDA submission that its product delivers similar accuracy from these two user groups, this demonstration should exempt the *IMPACT Test System* from CLIA regulation in the medical market and, if the statute is ever applied, in the workplace market. If the Company cannot obtain a waiver from CLIA, the costs of running the *IMPACT Test System* could be higher for potential customers. The Company cannot give any assurance that the Department of Health and Human Services or the FDA will agree to waive the *IMPACT Test System* from CLIA regulation.

In November 2000, the FDA published draft guidance for over-the-counter (OTC) screening tests for drugs of abuse. In this document the FDA announced its intention to be consistent in its regulation of drugs of abuse screening tests used in the home, workplace, insurance, and sports settings. The FDA would, however, continue to defer oversight for law enforcement applications. Should the FDA adopt such regulations, despite the Company's efforts and those of others to dissuade the FDA from doing so, such regulations would delay the start of marketing to the industrial market in the United States until the Company complies. However, in anticipation of such adoption, the Company has been collecting the additional field data which management believes, based on discussions with the FDA, this agency would require to approve the Company's entry into the industrial market in the United States. The Company will seek this clearance from the FDA simultaneously with seeking its approval of use of its product for medical purposes.

There can be no assurance that the FDA or any foreign governmental agency will grant approval for the sale of the Company's products for routine screening and diagnostic applications or that the length of time the approval process will require will not be extensive.

The Company does not believe that federal, state and local provisions which have been enacted or adopted regulating the discharge of material into the environment, or otherwise relating to the protection of the environment, will have any material effect upon its capital expenditures, potential earnings and competitive position.

Competition

The Company will compete with many companies of varying size that already exist or may be founded in the future. Substantially all of the current tests available use either urine or blood as a specimen to test for drugs of abuse or use breath or saliva to test for alcohol.

Based on its knowledge of the marketplace, management believes that there are no products currently available that both test simultaneously for drugs of abuse and alcohol and provide lab-quality, blood-comparable, "under the influence" information for drugs of abuse on-site. Drug testing is primarily done on urine, both in a central lab or on-site, with limited testing being done on blood in a central lab. Recently, saliva-based, lateral-flow membrane, on-site drug tests have been introduced.

Four companies, Avitar, Inc. ("Avitar"), OraSure Technologies, Inc. ("OraSure"), AnSys, Inc. ("AnSys"), and Cozart Bioscience Ltd. ("Cozart"), market oral screening drugs of abuse devices. The type of technology used by these companies is called lateral flow membrane technology, which is the process of allowing a specimen to flow across a treated test strip (membrane) and which produces a visual test result on a portion of the test strip. Home pregnancy tests are a good example of lateral flow membrane technology. This type of test is less sensitive than the flow immunosensor technology and does not provide quantifiable results, but only qualitative, yes/no answers. The results, therefore, cannot be evidential (used in court). LifePoint believes this type of technology is not sensitive enough to detect certain drugs at levels that are found in saliva. Additionally, on-site tests that are not instrument-based and rely on a subjective result reading are not generally legally admissible or defensible.

In December 2000, the European Union funded ROSITA Project found, in a study across eight countries, that the lateral flow membrane tests shared the following disadvantages:

- Many lab positive test results did not test positive with the membrane test (lack of sensitivity)
- The test results were very difficult to interpret (Some manufacturers have or are developing a reader to try to address this limitation)

- There was high risk of specimen mix-up because the collection and testing were separate tasks
- Sample collection, absorption onto a pad device, was difficult and took a great deal of time, with a potential for sample contamination of the collector
- Overall the present devices are not satisfactory in terms of ease and duration of use, sensitivity and reliability.

One or more other companies may have a similar saliva sample testing product under development, although the technology they are using is believed to be similar to those mentioned above, lateral flow membrane technology, and, accordingly, very different from that of the Company with its flow immunosensor technology. There can be no assurance that other competitors will not begin to offer an on-site saliva sample testing product in the future. In addition, there can be no assurance that Avitar, AnSys, Cozart, or OraSure will not modify their products to meet the Company's criticism described in this and the preceding paragraph.

Existing testing for the presence of drugs of abuse and alcohol include traditional centralized laboratory testing services and on-site testing products.

Although management is not aware of any current competitors with respect to simultaneous testing for drugs of abuse and alcohol in saliva, management anticipates that the Company will face competition from at least eight major companies that provide urine substance abuse testing products: (1) OnTrak by Roche Diagnostics, a division of Hoffman LaRoche, Inc. ("Roche"); (2) CEDIA clone enzyme donor immunoassay manufactured by Microgenics Corporation; (3) enzyme-multiplied immunoassay technique (EMIT) manufactured and distributed by Syva Company, a division of Dade International, Inc.; (4) a fluorescence polarization immunoassay (FPIA) manufactured by Abbott Laboratories, Inc. ("Abbott"); (5) radioimmunoassay (RIA) manufactured and distributed by Diagnostic Products Corp. ("DPC") and others; (6) thin layer chromatography (TLC) manufactured and distributed by Marion Laboratories, Inc. ("Marion"); and (7) other immunoassay tests provided by Editek, Inc. ("Editek"), Hycor Biomedical, Inc. ("Hycor"); Princeton Biotech, Inc. ("Princeton") and BioSite Inc. ("BioSite"). Almost all of these companies (i.e., Roche, Syva, Abbott, Marion, Editek, Hycor, Princeton and BioSite) have substantially greater financial resources available to them than does the Company to develop and to market their products.

Alcohol testing has usually been done on breath at a laboratory collection site, with some testing being done on blood. Recent usage has begun with manual on-site saliva-based, qualitative and semi-quantitative alcohol tests. As with drug tests, all on-site tests that are not instrument-based and rely on a subjective read of results are generally not legally defensible.

The Company's marketing analysis has indicated a greater market potential for a saliva sample portable testing instrument for drugs of abuse by law enforcement agencies, occupational health clinics, hospitals and other medical facilities than for a urine sample instrument. That is because the Company's initial product is intended to test whether the person is currently under the influence of drugs of abuse or alcohol. In addition, saliva collection is observable by the person administering the test, unlike urine testing. Accordingly, the use of saliva has been shown to eliminate the recent problems due to alteration and substitution of urine specimen testing for drugs. Depending on the substance being used, differences in the individual being tested and dose and time differences, "currently" in the Company's product indicates drug use from minutes after the drug was taken to 18 to 24 hours after drug use.

Urine testing, on the other hand, provides information on drug use from about six to eight hours after the drug was taken to between two to five days post drug use. For pre-employment testing, employers have historically wanted the longer window of detection provided by urine testing, or even hair testing. Accordingly, the current results of the *IMPACT Test System* may not be as attractive to employers for use in pre-employment testing. The Company's current product may, thus, have limited appeal for such use.

The following table compares the *IMPACT Test System* with other current testing methods available for both drug and alcohol testing.

Testing Method	The *IMPACT Test System*	Other On-Site Saliva Products	On-Site Urine Products	Breath Alcohol	Lab-Based Saliva Test	Lab-Based Urine Test	Laboratory Blood	Sweat	Hair
Simultaneous Drug and Alcohol Testing	X						X		
Observable Collection	X	X		X	X		X		X
Automatic Measured Collection	X			X					
Collection in Under 1 Minute	X			X					
No Specimen Handling	X			X					
Completely Automated & Integrated	X			X					
5 Minute Results	X			X					
On-Site Result	X	X	X	X					
Lab-Quality Sensitivity	X				X	X	X	X	X
Numeric Result	X				X	X	X	X	X
Customizable Breakpoint or Interpretative Level	X				X	X	X	X	X

Employees

As of May 31, 2002, the Company employed 54 permanent employees and 55 temporary employees. Of the 109 employees, 40 were directly involved in its research and development programs, 51 were in production/manufacturing and 18 in sales, marketing and administration. Additional personnel will be required to meet the demands of manufacturing, marketing and sales of the product.

On October 1, 2001, in order to conserve cash with the September delay in product launch, senior management took a 25% pay reduction and the rest of the employees took a 15% pay reduction. As of January 1, 2002, the pay reduction for all but senior management was cancelled and, on April 1, 2002 senior management returned to full pay. Additionally, there have been no pay increases for senior management since September 2000. See, however, the section "Board Compensation Committee Report on Executive Compensation" in the Company's Proxy Statement .

Forward-Looking Statements

Some of the information in this Report may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward looking" information. When considering these forward-looking statements, a stockholder or potential investor in LifePoint should keep in mind the risk factors and other cautionary statements in this Report. These forward-looking statements could involve known and unknown risks, uncertainties and other factors that might materially alter the actual results suggested by the statements. In other words, although forward-looking statements may help to provide complete information about future prospects, the Company's performance may be quite different from what the forward-looking statements imply. The forward-looking statements are made as of the date of this Report and LifePoint undertakes no duty to update these statements.

Risk Factors

The following is a discussion of certain significant risk factors that could potentially affect the Company's financial condition, performance and prospects.

Operational losses are expected to continue for probably at least another five quarters after March 31, 2002.

From the date the Company was incorporated on October 8, 1992 through March 31, 2002, the Company has incurred net losses of $38,079,589. These losses were due to the fact that the Company had no product or service to offer for sale or rental.

On February 26, 2002, the Company formally launched marketing of the *IMPACT Test System*, its first product, to law enforcement agencies that was one of three initial worldwide target markets. There was no governmental approval required as a prerequisite to market to these potential users of the Company's product. However, as indicated elsewhere in this section "Risk Factors," there are certain legal challenges that the Company must overcome to make its product fully acceptable in this market.

For the Company to market its product in the United States to hospitals and other medical facilities (including medical emergency rooms), which are another of the three initial worldwide target markets, the Company must first obtain clearance from the FDA for its product. The Company currently expects to complete all nine filings of 510(k) applications, including the latest drugs developed, for clearance with the FDA during the quarter ending September 30, 2002. The Company currently expects to obtain FDA clearance approximately 100 days after completion of its submissions.

The Company's other initial target market is industrial companies that currently test employees for drugs and alcohol. In November 2000, the FDA announced its intention to be consistent in its regulation of drugs of abuse screening tests used in the home, work place, insurance and sports settings. Should the FDA enforce such regulations, despite the Company's efforts and those of others to dissuade the FDA from doing so, such regulations would delay the start of marketing to the industrial market in the United States until the Company complies. However, in anticipation of such adoption, the Company has been collecting the additionally field data which management believes, based on discussions with the FDA, this agency would require to approve the Company's entry into the industrial market in the United States. The Company will seek this clearance from the FDA simultaneously with seeking its approval of use of its product for medical purposes. In addition, the Company has commenced efforts to market its product to law enforcement agencies and medical users in Europe and Australia prior to obtaining FDA approval for use in the United States. This program could offset any loss in early revenues due to the delay, if it occurs, in the Company's marketing to the industrial market in the United States.

The Company may not meet the schedule described in the preceding two paragraphs, both as to its additional market launches and making its submissions to the FDA. In addition, the FDA or a foreign government may not grant clearance for the sale of the Company's product for routine screening and/or diagnostic operations. Furthermore, the clearance process may take longer than projected. Even if the Company does meet its schedule and although the Company has begun to generate revenues, it is anticipated that profitability will not be attained sooner than five quarters after March 31, 2002. Although the Company can estimate, it cannot assure, as to when expected revenues will exceed expenses.

Transition to an operational company may strain managerial, operational and financial resources.

The Company expects to encounter the risks and difficulties frequently encountered by companies that have recently made a transition from research and development activities to commercial production and marketing. The Company has set forth below certain of these risks and difficulties in this section "Risk Factors." As an example, the transition from a development stage company to a commercial company may strain managerial, operational and financial resources. If the Company's product achieves market acceptance, then the Company will need to increase the number of employees, significantly increase manufacturing capability and enhance operating systems and practices. The Company cannot give assurances that it will be able to effectively do so or otherwise manage future growth.

The Company may have a need for additional financing to continue or expand its business.

The Company believes that, with the net proceeds from its private placement in June and September 2001 of $12,528,105, the marketing fees and sales proceeds forecasted to be paid from CMI, the proceeds from standard commercial banking lines of credit and/or commercial equipment leasing lines which the Company is currently negotiating, and the $9,554,062 in net proceeds received from the sale in April 2002 of 272 units, each unit consisting of 10,000 shares of the Company's Common Stock, $.001 par value (the "Common Stock"), and a common stock purchase warrant to purchase 2,000 shares of the Common Stock, the Company shall have sufficient funds to manufacture and market its product and reach profitability. The Company expects to achieve profitability not sooner than five quarters after March 31, 2002. There can be no assurance that the Company's estimate as to costs and timing will be correct. In addition, the Company may not be able to consummate standard commercial banking lines of credit and/or commercial equipment leasing lines on an acceptable and timely basis. Furthermore, if there are any delays in obtaining FDA approval, or if there is a reduced rate of growth in revenues from those anticipated, the Company may require additional funding. In addition, if orders for the Company's product come in faster than anticipated, the Company could require additional financing to expand manufacturing, sales and other capabilities. The Company's inability to meet any such increased demand could result in the cancellation of orders and thus delay the attainment of profitability.

Unexpected problems as to how the Company's product functions can delay receipt of revenues and ultimately the Company attaining profitability.

The Company experienced delays in launching its product because of unanticipated performance problems that had arisen first in the Company's own testing in its research and development facility and later at beta sites. The Company had made a commitment to itself and to its stockholders and prospective customers not to release its product for sale until the Company was confident that its product met or exceeded customer's expectations. In many markets, the Company will get only one chance with a customer. If a customer's initial experience with a product is not good, it is very difficult to go back a second time. Accordingly, when a product performance problem surfaced, the Company had no choice except to delay the product release. The Company also had to delay completion of the field-testing necessary to furnish the data for its FDA submission, and with it, to delay the FDA submission.

By delaying the time of product launch, these product problems delayed receipt of revenues. They increased the Company's need for additional financing. Any future delays in obtaining revenues will increase the Company's need for additional financing. And with the past delays, and future delays, if any, in receiving revenues, the Company's opportunity to achieve profitability was, and will be, also delayed.

Attention is also directed to the possible delays at the FDA described in this section "Risk Factors."

The Company will face competition from new and existing diagnostic test systems.

The Company has begun to compete with many companies of varying size that already exist or may be founded in the future. Substantially all of their current tests available either use urine or blood samples as a specimen to test for drugs of abuse or use breath, saliva, or blood samples to test for alcohol. In addition, the Company recognizes that other products performing on-site testing for drugs in blood or saliva may be developed and introduced into the market in the future.

The Company also faces as competitors BioSite Diagnostics Inc., Syva Company (a division of Dade International Inc.), Roche Diagnostics (a division of Hoffman La Roche, Inc.) and at least five other major pharmaceutical companies. All of these competitors currently use urine as the specimen for on-site drug testing. Almost all of these prospective competitors have substantially greater financial resources than the Company has to develop and market their products.

With respect to breath testing for the presence of alcohol, the Company will compete with CMI, Inc., Intoximeters, Inc., Draeger Safety, Inc., and other small manufacturers.

Furthermore, because of the time frame it has taken the Company to bring its product to market, the Company's competition may have developed name recognition among customers that will handicap future marketing efforts.

Failure to comply with the substantial governmental regulation to which the Company is subject may adversely affect its business.

Attention has been drawn to the fact that the Company cannot market its saliva based testing device to hospitals and other medical facilities unless the Company has obtained FDA approval. The Company has also pointed out that FDA announced its intention to regulate marketing to the industrial market in the United States. (See the section "Government Regulation" under this caption "Business"). There can be no assurance that the Company will attain FDA approval on a timely basis, if at all. In addition, if the FDA determines to regulate the industrial market in the United States, this will delay the receipt of revenues by the Company in this market.

Attention has also been drawn to the fact that, if the Company cannot obtain a waiver from CLIA regulation (see the section "Government Regulation" under this caption "Business"), the cost of running the *IMPACT Test System* could be higher for potential customers.

The Company may not be able to expand manufacturing operations adequately or as quickly as required to meet expected orders.

The Company first began its manufacturing process in January 2001. It is anticipated that it could take up to nine months to complete the full automation of the saliva test module assembly line, once started. However, the Company has not as yet made any significant deliveries of its product. Accordingly, the Company has not as yet demonstrated the ability to manufacture its product at the capacity necessary to support expected commercial sales. In addition, the Company may not be able to manufacture cost effectively on a large scale.

The Company expects to conduct all manufacturing of the STM's at its own facility. In addition, the Company intends to continue to assemble the current instrument for at least another four to six months or more. If the Company's facility or the equipment in its facility is significantly damaged or destroyed, the Company may not be able to quickly restore manufacturing capacity. The Company has engaged an OEM supplier to final assemble the current instrument in conjunction with its own in-house assembly. The Company's current timetable for transfer of some of the final assembly of the current instrument is during the quarter ending December 31, 2002. The Company could, accordingly, turn over instrument assembly to a number of qualified OEM instrument assembly suppliers in the event of such problems at the Company facility. The Company can use another manufacturer for the final assembly of its instrument because other suppliers furnish the subassemblies and other components. Accordingly, any capable electronics manufacturer would have the capability to produce this type of equipment. The Company has identified several potential electronic manufacturers as potential alternatives to its initial OEM supplier should it so require. However, the cassette is a proprietary device developed by the Company and, accordingly the Company is not currently aware of any alternative manufacturer for the STM.

Dependence on CMI, the Company's strategic partner to market to the law enforcement market, may adversely affect initial marketing efforts if CMI does not sell in the quantities anticipated.

As already indicated, the initial target market in the United States was the law enforcement market. On June 4, 2001, the Company entered into an exclusive three-year, renewable, distributorship agreement with CMI, Inc. ("CMI") to distribute the *IMPACT Test System* to the law enforcement markets in the United States and Canada. The Company selected CMI because, to its knowledge, it is the marketing and manufacturing leader for evidentiary breath alcohol testing instruments in law enforcement in this country. Nevertheless, CMI may not be able to sell the quantities of *IMPACT Test System*s of which the Company believes that CMI is capable. In such event, the Company would be required to seek another distributor or increase its own internal selling staff. The Company can give no assurance as to how quickly or successfully these alternative methods of product distribution will be implemented. Another risk to the Company is, of course, that, if MPD Inc., CMI's parent corporation, became bankrupt or had similar financial problems, this would prevent CMI from paying fees or making purchases. Otherwise the Company believes that, based on CMI's initial forecasts, CMI will pay the Company approximately $5,000,000 during the first two and one-half years of the agreement. The Company can give no assurance, however, that CMI will make sales as it initially forecasted and, accordingly, make significant payments to the Company. Even if CMI were to pay the Company the contractual minimum amounts to maintain its exclusive marketing rights, such payments would be materially less than the forecasted amount of $5,000,000. For the Company to realize such forecasted amount from CMI, CMI would have to sell, on the average, at least 15 *IMPACT Test System*s per month during the two-and-one-half-year period. As of June 30, 2002, the Company had received no payments from CMI.

The three-year term did not begin until general marketing of the *IMPACT Test System* began on February 26, 2002. The Company notes that CMI will benefit from volume discounts and, therefore, margins on products purchased by CMI may decrease over the term of the contract. In addition, CMI has guaranteed pricing on the instruments, which may result in much lower margins once the Company transfers the instrument production to an outside vendor. The agreement with CMI is automatically renewable unless CMI or the Company gives notice to the other 180 days prior to the end of the initial term.

Another risk is that CMI may terminate the distribution agreement as described in the section "Marketing and Distribution" under this caption "Business".

Legal precedent has not yet been established for upholding the results of LifePoint's diagnostic test system.

The legal precedents for performing drug and alcohol testing in both law enforcement and the industrial workplace have been well established. Blood and urine testing are the currently accepted standard samples for drugs. Blood, breath and saliva are the currently accepted standard samples for alcohol. However, several saliva-based drug tests are beginning to be used. The Company believes that its product meets the Daubert and Frye standards for admission as scientific evidence in court. These two standards have been adopted in all 50 states. These standards require acceptance of the Company's product or technology by members of the scientific community and proven performance equal to currently used methods. The Company anticipates that the papers it has presented over this past year and the papers that it will publish from its field evaluations currently being completed will enable it to meet this requirement prior to the first legal challenge to its product. However, the Company cannot give assurance that its technology will be accepted. Until the Company's product is challenged in court, legal precedence will not have occurred.

The desire to use saliva for drug testing in the workplace market is very strong. As an example, SAMHSA, the federal agency that regulates drug testing on federal safety-sensitive workers, has indicated that it is in the process of adding saliva to the menu of applicable technologies for drug testing of federal safety sensitive personnel. There are few state laws limiting the use of saliva for workplace testing. Currently, saliva or other bodily substances testing of employees for drugs is permitted in all states but Maryland.

State laws are being revised on an ongoing basis to allow law enforcement officers to use saliva as a specimen for testing for drivers under the influence of drugs or alcohol. Currently, saliva and other bodily substance testing for DUI testing with consent is permitted in all states. However, such testing will be subject to a variety of factors. Saliva or other bodily substances for DUI testing for drugs or alcohol is specifically permitted in 24 states. Additional efforts will be needed to change the laws in states which have not adopted saliva as a test specimen. The Company believes this change will occur because law enforcement officials are anxious to have a non-invasive test method for drug testing and are willing to support legislation. The Company is currently working on draft legislation for this joint effort. Nevertheless, the Company cannot give assurance as to when and if this legislation will be adopted in the other states.

Lastly, the National Highway and Traffic Safety Administration must approve alcohol test products for Department of Transportation use, either as a screening method or an evidentiary method. The Company believes that its product meets the requirements of an evidentiary product. Nevertheless, because the Company has not yet submitted its product for approval, it cannot guarantee acceptance by this governmental agency.

The Company's efforts to legally protect its product may not be successful.

The Company will be dependent on its patents and trade secret law to legally protect the uniqueness of its testing product. However, if the Company institutes legal action against those companies that it believes may have improperly used its technology, the Company may find itself in long and costly litigation. This result would increase costs of operations and thus adversely affect the Company's results of operations.

In addition, should it be successfully claimed that the Company has infringed on the technology of another company, the Company may not be able to obtain permission to use those rights on commercially reasonable terms. In any event, payment of a royalty or licensing fee to any such company would also add to costs of operations and thereby adversely affect the Company's results of operations.

The Company may be sued for product liability resulting from the use of its diagnostic product.

The Company may be held liable if the *IMPACT Test System* causes injury of any type. The Company has obtained product liability insurance to cover this potential liability. The Company believes that the amount of its current coverage is adequate for the potential risks in these areas. However, assuming a judgment is obtained against the Company, its insurance may not cover the potential liabilities. The Company's policy limits may be exceeded. If the Company is required at a later date to increase the coverage, the Company may obtain the desired coverage, but only at a higher cost.

The Company's increasing efforts to market products outside the United States may be affected by regulatory, cultural or other restraints.

Now that the Company has held the market launch of the *IMPACT Test System* in the United States, it has commenced efforts to market its product through distributors in other countries, starting with certain of the Western European and Asian countries.

In addition to economic and political issues, the Company may encounter a number of factors that can slow or impede its international sales, or substantially increase the costs of international sales, including the following:

The Company does not believe that its compliance with the current regulations for marketing its product in European countries will be a problem. However, new regulations (including customs regulations) can be adopted by these countries which may slow, limit or prevent the Company's marketing its product. In addition, other countries in which the Company attempts, through distributors, to market its product may require compliance with regulations different from those of the Western European market.

Cultural and political differences may make it difficult to effectively obtain market acceptances in particular countries.

Although the Company's distribution agreements provide for payment in U.S. dollars, exchange rates, currency fluctuations, tariffs and other barriers and extended payment terms could effect the Company's distributors' ability to perform and, accordingly, impact the Company's revenues.

Although the Company made an effort to satisfy itself as to the credit-worthiness of its distributors, the credit-worthiness of the foreign entities to which they sell may be less certain and their accounts receivable collections may be more difficult.

PROPERTIES

The Company maintains its principal executive offices and manufacturing space in Ontario, California and laboratory facilities in Rancho Cucamonga, California. The corporate offices and manufacturing facility, which consist of approximately 32,000 square feet, is leased at $226,000 per year pursuant to a lease that expires July 31, 2005. The laboratory facility, which consists of approximately 10,000 square feet, is leased at $72,000 per year pursuant to a lease that expires March 31, 2004 with options to extend the lease until July 31, 2005.

LEGAL MATTERS

Global Consultants, LLC d/b/a Global Capital instituted an action on June 18, 2001 in a California state court against the Company and Linda H. Masterson, Chairman, President and Chief Executive Officer. The plaintiff seeks damages aggregating $4,500,000 for the non-issuance and termination of common stock purchase warrants for an aggregate of 392,275 shares of the Common Stock. The plaintiff's computation of damages is based on the market price of the Common Stock on one day reaching $8.00 per share and on an excessive and unsupportable number of shares subject to the warrants. The plaintiff's second amended complaint does not allege the previously alleged claims relating to fraud, negligence and accounting and for punitive or exemplary damages. The Company believes that the plaintiff's remaining causes of action for breach of contract, conversion and violation of a California statute are without merit. The Company's trial counsel, the law firm of Rosenfeld, Meyer & Susman, LLP, is of the opinion that the probability of any recovery by the plaintiff of damages in excess of 10 percent of the Company's current assets (i.e., current assets of $7,617,790 as of December 31, 2001) is remote. The Company is of the further opinion that, even if the plaintiff were able to overcome all of the affirmative defenses and the allegations of the Company's counterclaims, its maximum probable damages are less than a third of that amount. However, unanticipated results in litigation are always possible should this proceeding proceed to trial

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

From June 25, 1998 to April 18, 2000, the Common Stock was reported on the OTC Bulletin Board of the National Securities Dealers, Inc. under the symbol "LFPT." On April 19, 2000, the Common Stock began trading on The American Stock Exchange ("AMEX") and the symbol was changed to "LFP." The quarterly high and low sales prices as quoted by the AMEX for the fiscal years ended March 31, 2001 and March 31, 2002 are as follows:

	Fiscal 2002		Fiscal 2001	
Quarter Ended	**High**	**Low**	**High**	**Low**
June 30,	$4.65	$3.18	$6.88*	$3.75*
September 30,	3.31	2.57	6.69	4.44
December 31,	3.70	1.98	7.00	3.75
March 31,	5.22	3.01	6.03	3.30

*from April 19 to June 30, 2000

Holders

As of March 31, 2002, there were approximately 406 holders of record of the Common Stock and, based upon requests for copies in connection with the 2001 Annual Meeting of Stockholders, the Company believes that there are approximately 8,800 beneficial owners of the Common Stock.

Dividends

The Board of Directors has not declared any dividends on the Common Stock and, in view of the continuing losses, the prohibitions of the Series C Convertible Preferred Stock, $.001 par value (the "Series C Preferred Stock") and the Company's cash requirements, the Board has no current intention to pay any such dividends.

Sale of Unregistered Securities

There were no securities sold during the quarter ended March 31, 2002 which were not registered under the Securities Act of 1933, as amended (the "Securities Act"). See Note 5 – Stockholder's Equity for information on the sales of securities not registered under the Securities Act that have occurred over the past three years.

SELECTED FINANCIAL DATA

The following tables set forth selected financial data of LifePoint for the five fiscal years ended March 31, 2002, 2001, 2000, 1999 and 1998. This selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and related notes thereto included elsewhere in this Report.

	Years Ended March 31,				
	2002	2001	2000	1999	1998
Selected Statement of Operations Data:					
Revenues	$ 135,980	$ -	$ -	$ -	$ -
Costs and Expenses:					
Cost of sales	623,242	-	-	-	-
Selling, General & Administrative	4,364,185	2,151,985	1,517,776	1,483,135	672,998
Research and Development	7,410,899	5,180,230	2,448,484	1,117,786	1,052,233
Depreciation and Amortization	521,501	255,435	99,693	142,387	217,034
Interest Expense – Parent	-	-	-	-	34,530
Management Fees - Parent	-	-	-	-	409,838
Total Costs and Expenses	12,919,827	7,587,650	4,065,953	2,743,308	2,386,633
Loss from Operations	(12,783,847)	(7,587,650)	(4,065,953)	(2,743,308)	(2,386,633)
Other Income (Expense)	186,883	425,121	116,169	46,595	(165,657)
Net Loss	(12,596,964)	(7,162,529)	(3,949,784)	(2,696,713)	(2,552,290)
Less Dividend on Preferred Stock	995,837	-	547,246	4,865	-
Net Loss Applicable to Common Stockholders	$ (13,592,801)	$ (7,162,529)	$ (4,497,030)	$ (2,701,578)	$(2,552,290)
Loss Applicable to Common Stockholders per Common Share:					
Weighted Average Common Shares Outstanding – Basic and Diluted	31,747,342	30,491,519	15,251,400	11,566,684	8,032,231
Loss Applicable to Common Stockholders per Common Share:	$ (0.43)	$ (0.23)	$ (0.29)	$ (0.23)	$ (0.32)
Net Loss per Common Share,					
Weighted Average Common Shares Outstanding – Basic and Diluted	31,747,342	30,491,519	15,251,400	11,566,684	8,032,231
Net Loss per Common Share	$ (0.40)	$ (0.23)	$ (0.26)	$ (0.23)	$ (0.32)

	2002	2001	2000	1999	1998
Selected Balance Sheet Data:					
Working Capital	$ 1,603,980	$ 4,874,305	$ 8,784,488	$ 4,350,843	$ 409,951
Total Assets	$ 7,579,246	$ 9,066,130	$ 10,081,396	$ 5,058,408	$ 1,073,284
Capital Lease, Long Term	$ 320,271	$ 641,560	$ 104,955	$ 0	$ 0
Stockholders' Equity	$ 4,211,898	$ 6,690,112	$ 9,174,672	$ 4,428,684	$ 735,831

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

Until December 31, 2001, the Company had been a development stage enterprise with no revenue history. Until recently, the Company has devoted substantially all of its resources to research and development and has experienced an ongoing deficiency in working capital. The Company has just begun generating revenue from product sales. There can be no assurance as to when the Company will achieve profitability, if at all.

Prior to December 31, 2001, the Company had not produced any revenues as a result of its being a development stage company. The Company had been dependent on the net proceeds derived from seven private placements pursuant to Regulation D under the Securities Act to fund its operations. The succeeding three paragraphs describe the private placements in fiscal 2000, 2001 and 2002.

On February 29 and March 14, 2000, the Company closed as to sales at $5,000 per unit of an aggregate of 1,840 units, each unit consisting of 2,500 shares of the Common Stock and a common stock purchase warrant expiring February 28 or March 13, 2005 to purchase 2,500 shares of Common Stock at $3.00 per share. The warrants were not exercisable prior to September 14, 2000 and the shares included in the units were restricted securities for at least one year. The Company realized $9,200,000 in gross proceeds. Finders' fees were paid to various consultants and bankers for their assistance in helping the Company to complete this private placement consisting of an aggregate of $604,706 in cash fees and common stock purchase warrants expiring March 13, 2005 to purchase an aggregate of 273,075 shares of the Common Stock at $3.00 per share.

As a result of the $9,200,000 in gross proceeds realized in the Company's fourth private placement which was closed in February and March 2000, management believed, as the Company had previously announced, that the Company had sufficient funds to complete the commercialization of its testing product and bring the same to market. This expectation has proven to be correct. However, as the Company had also previously reported, the Company also required additional funds to bridge the gap between the time the *IMPACT Test System* was first brought to market and the time the resultant revenues from sales of such product resulted in profitability.

In June 2001, the Company closed an initial round of a private placement and in September 2001, closed the final round of the private placement. The Company realized $13,787,085 in gross proceeds (less $1,092,278 in expenses related to the private placement) from the sale of 393.916 units each unit consisting of 1,000 shares of the Series C Preferred Stock and a Common Stock purchase warrant to purchase 10,000 shares of the Common Stock. The Company had previously realized $3,000,000 in gross proceeds from the sale of 75,000 shares of the then designated Series B Preferred Stock. However, the $3,000,000 purchase price for these shares was applied to purchase units of the Series C Preferred Stock and the shares of Series B Preferred Stock were cancelled and the related common stock purchase warrants surrendered.

On April 2, 2002, the Company sold 272 units, at $37,500 per unit, to eight accredited investors. Each unit consisted of 10,000 shares of the Common Stock and a common stock purchase warrant expiring April 1, 2007 to purchase 2,000 shares of the Common Stock at $4.50 per share. The Company realized $10,200,000 in gross proceeds from the private placement. The Company has closed this offering and no further units will be offered.

As a result, management believes that the net proceeds from the offerings, together with certain other sources of funds, will be sufficient to enable the Company to reach the period when the Company can reasonably expect to achieve profitability. There can be no assurance that management's estimate as to costs and timing will be correct. However, if there are any additional delays in the Company meeting its timetable, the Company may require additional funding.

The Company has entered into a strategic partnering agreement with CMI to distribute the Company's products exclusively to the law enforcement market. Based on its initial forecasts, CMI will make payments of approximately $5 million to LifePoint over a two and one-half year period. However, there can be no assurance that CMI will make payments approximating that amount. Fees will be calculated and paid in accordance with the confidential terms of the agreement. There are no conditions for the Company to meet other than the delivery of product to receive the fees. CMI has minimum, confidential, sales requirements for the three-year term of the contract in order to retain the exclusive marketing rights. Additionally, the Company continues to pursue additional strategic partnering for other markets. However, there can be no assurance when and if such arrangements will be made.

Management has investigated the possibility of an underwritten public offering and has received expressions of interest from several well-known firms, but only on a post-revenue basis. However, because the market currently is not generally receptive to public offerings, there can be no assurance that stock market conditions in 2002 will be receptive to a public offering by the Company, especially in view of the general volatility of the financial markets in 2000 and 2001. In addition, competitive conditions may make the Company less attractive to potential public investors. See the section "Competition" under the caption "Business" in this Report.

There can be no assurance that the Company will be successful, if required, in securing additional financing, whether through a capital leasing firm, a strategic partner, a public offering or a private placement.

On March 6, 2000 and June 16, 2000, the Compensation Committee authorized that executive officers and senior staff designated as significant employees, who are optionees under the LifePoint, Inc. 1997 Stock Option Plan ("the 1997 Option Plan") and the 2000 Option Plan, respectively, or who hold Common Stock purchase warrants may exercise an option or a warrant by delivering a promissory note (the "Note") to the order of the Company. As of March 31, 2002 Notes totaling $912,500 were due to the Company with various due dates from March 13, 2003 through August 27, 2003 bearing interest rates ranging from 6% to 9%. All Notes have a term of eighteen months. A detailed list of the Notes due from Officers and senior staff may be found in Item 13 Certain Relationships and Related Transactions. All other notes previously issued have been fully repaid, including interest payments.

If all of the common stock purchase warrants that were outstanding on March 31, 2002 were subsequently exercised (13,288,988 shares), the Company would realize $35,786,752 in gross proceeds. If all of the options pursuant to the Company's two Stock Option Plans to purchase an aggregate of 2,155,326 shares outstanding on March 31, 2002 were subsequently exercised, the Company would realize $7,025,136 in gross proceeds. However, there can be no certainty as to when and if any of these securities may be exercised, especially as to the options, which were not all currently exercisable as of March 31, 2002. Accordingly, management believes that the Company cannot rely on these exercises as a source of financing.

Operating Cash Flows

Net cash used for operations during fiscal 2002 amounted to $12,023,000 as compared to $6,952,000 and $3,857,000 in fiscal 2001 and 2000, respectively. The cash used by operating activities in fiscal 2002 increased by $5,071,000 from fiscal 2001, which was the result of increased staffing, related expenses associated with the commercialization of the *IMPACT Test System* and delays in bringing the product to market. Net cash used by operating activities in fiscal 2001 increased by $3,095,000 from fiscal 2000, which was the result of increased staffing, facilities and related expenses associated with the final development phase of the *IMPACT Test System.*

Investing Cash Flows

During fiscal 2002, 2001 and 2000, net cash used by investing activities was $888,000, $747,000 and $105,000, respectively. The $141,000 increase in cash used in fiscal 2002 over fiscal 2001 was directly related to the granting of trademark rights for "LifePoint", "IMPACT" and "ARIS" in the United

States, Europe, Australia and Japan. The increase in fiscal 2001 over fiscal 2000 of $642,000 was as a result of leasehold improvements to the manufacturing facility in Ontario and the addition of furniture and equipment to that facility and $37,000 directly related to the granting of trademark rights for "LifePoint" in the United States and Europe.

Financing Cash Flows

Net cash provided by financing activities amounted to $9,669,000 during fiscal 2002 primarily related to the sixth private placement of 393,916 shares of the Company's Series C Preferred Stock with net proceeds of $12,528,000 less the redemption of the Series B Preferred Stock or $9,528,000. An additional $814,000 was received from the exercise of stock options and warrants.

Net cash provided by financing activities amounted to $4,443,000 during fiscal 2001 related to the fifth private placement of the Series B Preferred Stock with gross proceeds of $3,000,000 and proceeds from the exercise of warrants and options of $1,685,000 and net payments against capital leases of $242,000.

Net cash provided by financing activities amounted to $8,649,000 during fiscal 2000 related to the fourth private placement of units of Common Stock and common stock purchase warrants with net proceeds approximating $8,577,000 and proceeds from the exercise of warrants and options of $119,000.

Results of Operations

Fiscal 2002 vs. Fiscal 2001

During fiscal 2002, the Company recognized its first revenues of $135,980. Cost of goods sold for fiscal 2002 included an adjustment of $350,000 for inventory impairment and to the higher start-up costs associated with pilot manufacturing and the initial builds of product (R&D purchases of initial parts and the use of engineering rather than production labor). Research and development expenses in fiscal 2002 were $7,411,000 as compared to $5,180,000 in fiscal 2001, or an increase of $2,231,000 or 43%. The increase in fiscal 2002 was a result of the Company's transition into the final stages of development including product launch delays. Staffing levels in product development increased 37.9% in fiscal 2002, while staffing in pilot manufacturing increased 467% in fiscal 2002. Selling, general and administrative expenses were $4,364,000 in fiscal 2002 as compared to $2,152,000 in fiscal 2001, or an increase of $2,212,000 or 103%. The increase was due to increased sales and marketing activities related to product launch in February 2002. In addition, staffing increased 63.6% for fiscal 2002. Depreciation and amortization during fiscal 2002 were $521,500 as compared to $255,400 for fiscal 2001. The increase of $266,100 was a result of increased furniture, equipment and leasehold improvements from fiscal 2001 related to the addition of the corporate headquarters and manufacturing facility. Interest income, which is a component of interest income, net, for fiscal 2002 was $355,000 as compared to $503,600 for fiscal 2001. The decrease of $148,600 was the result of lower interest earned due to lower average cash on hand during the year. Interest expense, which is a component of interest income, net, in fiscal 2002 was $168,100 as compared to $78,500 for fiscal 2001. The increase was a result of $34,700 interest paid to certain holders of the Series C Preferred Stock and $10,900 paid to the General Conference Corporation of Seventh-day Adventists (the "GCC") on the $1.5 million short-term note. The net loss for fiscal 2002 was $12,597,000 as compared to $7,162,500 for fiscal 2001. The increase of $5,434,500 or 76% was primarily the result of the increase in product development, pilot manufacturing and marketing and sales expenses noted above.

Fiscal 2001 vs. Fiscal 2000

During fiscal 2001, the Company continued as a development stage enterprise with no revenues. Research and development expenses in fiscal 2001 were $5,180,000 as compared to $2,448,000 in fiscal 2000, or an increase of $2,732,000 or 112%. The increase in fiscal 2001 was a result of the Company's transition into the commercialization phase of product development including the establishment of pilot manufacturing. Staffing levels in product development increased 53% in fiscal 2001 and facilities expenses increased 189% due to the addition of the manufacturing facilities in Ontario. Selling, general and administrative expenses were $2,152,000 in fiscal 2001 as compared to $1,518,000 in fiscal 2000, or an increase of $634,000 or 42% as a result of an increase in staffing of 120% and accelerating pre-marketing and lobbying efforts. Depreciation and amortization during fiscal 2001 were $255,400 as compared to $99,700 for fiscal 2000. The increase of $155,700 is directly attributable to the increase in capital assets acquired in fiscal 2001 as the Company completed the construction and equipping of its manufacturing facility. Other income for fiscal 2001 was $425,100 as compared to $116,200 for fiscal 2000. The increase of $308,900 was the result of interest income that, due to increased cash on hand resulted in higher returns. As of March 31, 2001, the Company did not anticipate generating revenues from product sales until the third quarter of 2001 at the earliest.

The net loss for fiscal 2001 was $7,163,000 as compared to $3,950,000 for fiscal 2000. The increase of $3,213,000 or 81% was primarily the result of the increase in product development and commercialization expenses noted above.

Inflation

The Company believes that inflation has not had a material effect on its results of operations.

Critical Accounting Policies

The Company's accounting policies are more fully described in Note 1 of Notes to the Financial Statements. As disclosed in Note 1 of Notes to the Financial Statements, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The Company believes the following critical accounting policies are important to the portrayal of the Company's financial condition and results.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers or channel partners were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory

Significant management judgment is required to determine the reserve for inventory. The Company currently considers all inventory costs determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead in comparison to market value. At March 31, 2002, the Company's inventory reserve was $350,000, or 20.1% of our $1,744,000 gross inventory.

Revenue Recognition

The majority of our revenue is from the sales of the *IMPACT Test System*. We recognize revenue in the period in which products are sold. Revenue is recognized in accordance with the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements.

Report of Independent Auditors

The Board of Directors
LifePoint, Inc.

We have audited the accompanying balance sheets of LifePoint, Inc. (the Company) as of March 31, 2002 and 2001, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LifePoint, Inc. at March 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Orange County, California
June 27, 2002

LIFEPOINT, INC.

BALANCE SHEETS

	March 31, 2002	March 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,985,364	$ 6,227,894
Accounts receivable, net of allowance of $70,000 and $0 for 2002 and 2001, respectively	68,987	-
Inventory, net of reserve of $350,000 and $0 for 2002 and 2001, respectively	1,394,393	154,406
Prepaid expenses and other current assets	202,313	226,463
Total current assets	4,651,057	6,608,763
Property and equipment, net	2,322,513	2,110,612
Patents and other assets, net	605,676	346,755
	$ 7,579,246	$ 9,066,130
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,611,144	$ 721,332
Accrued expenses	960,595	439,455
Capital lease, short-term	475,338	573,671
Total current liabilities	3,047,077	1,734,458
Capital lease, long-term	320,271	641,560
	3,367,348	2,376,018
Commitments and contingencies (Note 7)		
Stockholders' equity:		
Series B 20% Cumulative Convertible Preferred Stock, $.001 par value, 600,000 shares authorized, no shares outstanding at March 31, 2002 and 75,000 shares outstanding at March 31, 2001	-	75
Series C 10% Cumulative Convertible Preferred Stock, $.001 par value, 600,000 shares authorized, 393,916 and 0 shares outstanding at March 31, 2002 and 2001, respectively	394	-
Common Stock, $.001 par value; 75,000,000 shares authorized, 32,532,018 and 31,516,927 shares issued and outstanding at March 31, 2002 and 2001, respectively	32,532	31,517
Additional paid-in capital	44,730,409	34,733,520
Notes receivable-officers	(912,500)	(2,028,864)
Retained deficit	(39,638,937)	(26,046,136)
Total stockholders' equity	4,211,898	6,690,112
	$ 7,579,246	$ 9,066,130

See Accompanying Notes.

LIFEPOINT, INC.

STATEMENTS OF OPERATIONS

	Years ended March 31,		
	2002	2001	2000
Revenues	$ 135,980	$ -	$ -
Costs and expenses:			
Cost of Sales	623,242	-	-
Selling, general and administrative expenses	4,364,185	2,151,985	1,517,776
Research and development	7,410,899	5,180,230	2,448,484
Depreciation and amortization	521,501	255,435	99,693
Total costs and expenses	12,919,827	7,587,650	4,065,953
Loss from operations	(12,783,847)	(7,587,650)	(4,065,953)
Other income:			
Interest income, net	186,883	425,121	116,169
Net loss	(12,596,964)	(7,162,529)	(3,949,784)
Less dividend on preferred stock	995,837	-	547,246
Loss applicable to common stockholders	$ (13,592,801)	$ (7,162,529)	$ (4,497,030)
Loss applicable to common stockholders per common share:			
Weighted average common shares Outstanding – basic and assuming dilution	31,747,342	30,491,519	15,251,400
Net loss per share applicable to common stockholders	$ (0.43)	$ (0.23)	$ (0.29)
Net loss per common share			
Weighted average common shares Outstanding – basic and assuming dilution	31,747,342	30,491,519	15,251,400
Net loss per common share	$ (0.40)	$ (0.23)	$ (0.26)

See Accompanying Notes.

LIFEPOINT, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
For the Period March 31, 1999 to March 31, 2002

	Common Stock	Preferred Stock	Additional Paid In Capital	Retained Deficit	Notes to Officers	Total
Balance at March 31, 1999	$ 12,665	$ 558	$ 18,791,442	$ (14,375,981)	$ -	$ 4,428,684
Conversion of 557,725 shares of preferred stock	11,154	(558)	-	(10,597)	-	-
Dividend on conversion of preferred stock	123	-	547,123	(547,246)	-	-
Exercise of 143,254 stock options	144	-	71,483	-	(56,875)	14,752
Exercise of 1,083,000 Warrants	1,083	-	1,163,017	-	(1,060,000)	104,100
Sale of 4,600,000 shares of common stock through private placement offering, net of offering costs of $623,080	4,600	-	8,572,320	-	-	8,576,920
Net loss for the year ended March 31, 2000	-	-	-	(3,949,784)	-	(3,949,784)
Balance at March 31, 2000	$ 29,769	$ -	$ 29,145,385	$ (18,883,607)	$ (1,116,875)	$ 9,174,672
Cashless payment on officer note	(18)	-	(106,974)	-	100,000	(6,992)
Exercise of 220,527 stock options	221	-	265,914	-	(151,989)	114,146
Exercise of 1,545,095 Warrants	1,545	-	2,429,270	-	(860,000)	1,570,815
Sale of 75,000 shares of preferred stock through private placement offering	-	75	2,999,925	-	-	3,000,000
Net loss for the year ended March 31, 2001	-	-	-	$ (7,162,529)	-	(7,162,529)
Balance at March 31, 2001	$ 31,517	$ 75	$ 34,733,520	$ (26,046,136)	$ (2,028,864)	$ 6,690,112
Cashless payment on officer notes	(475)	-	(2,478,533)	-	2,190,552	(288,456)
Exercise of 430,838 stock options	431	-	443,638	-	(214,188)	229,881
Variable option expense	-	-	30,655	-	-	30,655
Exercise of 743,460 warrants	743	-	1,443,092	-	(860,000)	583,835
Cancellation of 75,000 shares of Series B preferred stock	-	(75)	(2,999,925)	-	-	(3,000,000)
Sale of 393, 916 shares of preferred stock through private placement offering, net of offering costs of $1,258,955	-	394	12,527,711	-	-	12,528,105
Common stock issued as payment for interest on Series C preferred stock	12	-	34,718	-	-	34,730
Dividend on Series C preferred stock	304	-	995,533	(995,837)	-	-
Net loss for the year ended March 31, 2002	-	-	-	$ (12,596,964)	-	(12,596,964)
Balance at March 31, 2002	$ 32,532	$ 394	$ 44,730,409	$ (39,638,937)	$ (912,500)	$ 4,211,898

See Accompanying Notes.

LIFEPOINT, INC.

STATEMENTS OF CASH FLOWS

	Years Ended March 31,		
	2002	2001	2000
Operating Activities			
Net loss	$(12,596,964)	$ (7,162,529)	$ (3,949,784)
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation and amortization	521,501	255,435	99,693
Accounts receivable, allowance	70,000	-	-
Inventory reserve	350,000	-	-
Variable option expense	30,655	-	-
Changes in operating assets and liabilities:			
Accounts receivable	(138,987)	-	-
Inventory	(1,589,987)	-	-
Prepaid expenses and other current assets	24,150	(278,236)	(66,751)
Other assets	(104,784)	(220,466)	(10,555)
Accounts payable	889,812	446,430	43,638
Accrued expenses	521,140	6,982	27,021
Net cash used by operating activities	(12,023,464)	(6,952,384)	(3,856,738)
Investing Activities			
Purchases of property and equipment	(727,922)	(709,813)	(90,825)
Additional patent costs	(159,617)	(36,698)	(13,893)
Net cash used by investing activities	(887,539)	(746,511)	(104,718)
Financing Activities			
Sales of common stock	-	-	9,200,000
Expenses of common stock offering	-	-	(604,706)
Sales of preferred stock	13,787,060	3,000,000	-
Cancellation of Series B preferred stock	(3,000,000)	-	-
Expenses of preferred stock offering	(1,258,955)	-	(18,374)
Interest paid in the form of common stock to Series C stockholders	34,730	-	-
Exercise of stock options	229,881	114,146	14,752
Exercise of warrants	583,835	1,570,815	104,100
Payments on notes receivable by officers	(288,456)	-	-
Proceeds of capital leases	-	-	(47,124)
Payments of capital leases	(419,622)	(241,796)	-
Proceeds of note payable	1,500,000	-	-
Payments of note payable	(1,500,000)	-	-
Net cash provided by financing activities	9,668,473	4,443,165	8,648,648
Increase (decrease) in cash and cash equivalents	(3,242,530)	(3,255,730)	4,687,192
Cash and cash equivalents at beginning of period	6,227,894	9,483,624	4,796,432
Cash and cash equivalents at end of period	$ 2,985,364	$ 6,227,894	$ 9,483,624

See Accompanying Notes.

LIFEPOINT, INC.

STATEMENTS OF CASH FLOWS
(Continued)

	Years Ended March 31,		
	2002	2001	2000
Supplemental Disclosure of Cash Information:			
Cash paid for interest	$ 168,142	$ 78,447	$ 27,514
Noncash financing activities:			
Value of common stock issued and additional paid-in capital issued as dividends on preferred stock	$ 995,837	$ -	$ 547,246
Value of preferred stock converted to common stock	$ -	$ -	$ 11,154
Value of common stock warrants converted to common stock in exchange for note	$ 860,000	$ 860,000	$ 1,060,000
Value of common stock options converted to common stock in exchange for note	$ 214,188	$ 151,989	$ 56,875
Value of common stock surrendered as payment on note	$ 2,479,008	$ 106,992	$ -

See Accompanying Notes.

LIFEPOINT, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

LifePoint, Inc. ("LifePoint" or the "Company") has developed, manufactures and markets the *IMPACT Test System* – a rapid diagnostic testing and screening device for use in the workplace, home health care, ambulances, pharmacies and law enforcement. LifePoint was incorporated on October 8, 1992 under the laws of the State of Delaware as a wholly-owned subsidiary of Substance Abuse Technologies, Inc. ("SAT"). On October 29, 1997, SAT sold its controlling stockholder interest in the Company and, on February 25, 1998, the Company's name was changed to "LifePoint, Inc." Prior to the year ending March 31, 2002, and since its inception, the Company was in the development stage.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents and Fair Value of Financial Instruments

LifePoint considers all highly liquid cash investments with an original maturity of three months or less when purchased to be cash equivalents. The carrying amount of all cash and cash equivalents approximates fair value because of the short-term maturity of these instruments.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets that range from 5 to 7 years. Expenditures for maintenance and repairs are charged to expense as incurred whereas major betterments and renewals are capitalized. Property and equipment under capital leases are included with property and equipment and amortization of these assets are included in depreciation expense.

Patents

The cost of patents is being amortized over the expected useful life of 17 years using the straight-line method. At March 31, 2002, 2001 and 2000, accumulated amortization of patents was approximately $22,000 $17,000 and $12,000, respectively. Additional patent costs incurred for the years ended March 31, 2002, 2001, and 2000 were approximately $160,000, $37,000 and $14,000, respectively. The additional patent and trademark costs are related to the granting of US Patents and to the granting of trademark rights for "LifePoint", "IMPACT" and "ARIS" in the United States, Europe, Australia and Japan.

Research and Development Costs

Research and development costs are expensed as incurred.

Reclassification

Certain amounts have been reclassified to conform to the current year financial statement presentation.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are priced at the lower of cost or market using the first-in, first-out (FIFO) method.

Revenue Recognition

The Company recognizes product revenues at the time of shipment. The Company does not grant price protection or product return rights to its customers. In December 1999, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). The Company's adoption of SAB 101 did not have an effect on the financial position or results of operations of the Company.

Allowance for Doubtful Accounts

As of March 31, 2002 and 2001, the Company recorded a $70,000 and $0 allowance for doubtful accounts, respectively. As of March 31, 2001, the Company had no accounts receivable and therefore no reserve was deemed necessary.

Accounting for Stock-Based Compensation

LifePoint grants stock options for a fixed number of shares to employees with an exercise price equal to or above the fair value of the shares at the date of grant. LifePoint accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly, recognizes no compensation expense for employee stock option grants. (See Note 5.)

LifePoint accounts for equity awards granted to non-employees in accordance with Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation.*

Net Loss per Common Share

Net loss per common share is based upon the weighted average number of common shares outstanding during the periods reported. Common stock equivalents have not been included in this calculation because their inclusion would be anti-dilutive

Income Taxes

LifePoint accounts for income taxes under SFAS No. 109, *Accounting For Income Taxes*. In accordance with SFAS No. 109, deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

Impairment of Long Lived Assets

LifePoint periodically evaluates the recoverability of the carrying value of its long-lived assets to be held and used in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121). SFAS 121 requires recognition of impairment losses on long-lived assets used in operations, including related goodwill, when indicators of impairment are present and the future undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value or estimates of future undiscounted cash flows of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. LifePoint has identified no such impairment losses.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Notes Receivable- Officers

Officer notes receivable represent notes issued to the Company by certain members of management in exchange for shares of the Company's Common Stock, $.001 par value (the "Common Stock"). These notes are secured by the underlying shares of the Common Stock, currently bear interest at 6% and are payable by August 27, 2003. At March 31, 2002, and 2001, officer notes receivable totaled approximately $912,500, and $2,029,000, respectively, and are included as contra-equity in the accompanying Statements of Stockholders' Equity.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. In addition, companies are required to review goodwill and intangible assets reported in connection with prior acquisitions, possibly disaggregate and report separately previously identified intangible assets and possibly reclassify certain intangible assets into goodwill. SFAS No. 142 establishes new guidelines for accounting for goodwill and other intangible assets. In accordance with SFAS No. 142, goodwill associated with acquisitions consummated after June 30, 2001 is not amortized. The Company believes the adoption of this Statement will have no material impact on its financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143, addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. The Company believes the adoption of this Statement will have no material impact on its financial statements.

In July 2001, the FASB issued SFAS No. 144, "Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. The provisions of this statement provide a single accounting model for impairment of long-lived assets. The Company believes the adoption of this Statement will have no material impact on its financial statements.

2. CONTINUING OPERATIONS

On August 28, 2000 the Company entered into a lease financing agreement with Finova Capital Corporation ("Finova") of Scottsdale, Arizona whereby Finova agreed to provide LifePoint with up to a $3,000,000 lease line for the purchase of equipment including up to $500,000 of leasehold improvements (at December 31, 2001, $1,249,930 had been drawn against the line). Each closing schedule has been financed for 36 months at a rate equal to the then current three-year U.S. Treasury Note. At the end of each schedule, LifePoint will have the option to purchase all (but not less than all) of the equipment at 15% of the original equipment cost. The Company was required to maintain a deposit of $900,000 with Finova in accordance with the master lease agreement. The Company met the requirements to have the deposit plus interest released by June 30, 2001. On October 10, 2001, Finova returned the deposit with interest.

2. CONTINUING OPERATIONS (continued)

In June 2001, the Company closed an initial round of a private placement and, in September 2001, closed the final round of the private placement. The Company realized $13,787,000 in gross proceeds (less $1,258,955 in expenses related to the private placement) from the sale of 393.916 Units. Each Unit consisted of 1,000 shares of the Series C Preferred Stock and a common stock purchase warrant to purchase 10,000 shares of the Common Stock. The Company had previously realized $3,000,000 in gross proceeds from the sale of 75,000 shares of the then designated Series B Preferred Stock. However, the $3,000,000 purchase price for these shares was applied to purchase Units of the Series C Preferred Stock and the shares of the Series B Preferred Stock were cancelled and the related common stock purchase warrants surrendered.

On April 2, 2002, the Company sold 272 units, at $37,500 per unit, to eight accredited investors. Each unit consisted of 10,000 shares of the Common Stock and a common stock purchase warrant expiring April 1, 2007 to purchase 2,000 shares of the Common Stock at $4.50 per share. The Company realized $10,200,000 in gross proceeds (less $645,938 in expenses related to the private placement) from the private placement. The Company has closed this offering and no further units will be offered. See Note 9 – Subsequent Events.

The Company has entered into a strategic partnering agreement with CMI, Inc. ("CMI") to distribute the Company's products exclusively to the law enforcement market. In its initial forecast to LifePoint, CMI estimated that it would make payment of approximately $5 million to LifePoint over a two and one-half year period. Fees will be calculated and paid in accordance with the confidential terms of the agreement. There are no conditions for the Company to meet other than the delivery of product to receive the fees. CMI has minimum, confidential, sales requirements for the three-year term of the contract in order to retain the exclusive marketing rights. Additionally, the Company continues to pursue additional strategic partnering for other markets. However, there can be no assurance when and if such arrangement will be made.

Management believes that, with the net proceeds from the private placement complemented with a portion of the strategic partnering fees described in the preceding paragraph and the proceeds from standard banking lines of credit and/or commercial equipment leasing lines which the Company is currently negotiating, the Company has sufficient funds to reach profitability, expected to occur five quarters post product introduction or the quarter ended June 30, 2003. There can be no assurance that management's estimate as to costs and timing will be correct. Any further delays in achieving its operations goals may further increase the Company's costs.

3. INVENTORY

Inventory is summarized as follows:

	March 31, 2002	March 31, 2001
Raw Materials	$ 940,959	$154,406
Work in Process	803,434	-
	1,744,393	154,406
Less: Reserve for impairment	350,000	-
	$1,394,393	$154,406

4. PROPERTY AND EQUIPMENT

Fixed asset capital lease additions for the years ended March 31, 2002 and 2001, equals $0 and $727,900, respectively. Property and equipment is summarized as follows:

	Estimated Useful Life	March 31, 2002	March 31, 2001
Furniture and Fixtures	3 – 7 years	$2,183,102	$1,483,892
Test Equipment	5 – 7 years	425,768	425,768
Leasehold Improvements	3 – 5 years	1,353,052	1,324,340
		3,961,922	3,234,000
Less: Accumulated Depreciation		1,639,409	1,123,388
		$2,322,513	$2,110,612

5. STOCKHOLDERS' EQUITY

Series A Preferred Stock

On January 21, 1999, the Company sold 600,000 shares of the Company's Series A 10% Cumulative Convertible Preferred Stock, $.001 par value (the "Series A Preferred Stock"), pursuant to a third private placement pursuant to Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). Each share was entitled to one vote and was convertible into 20 shares of the Company's Common Stock. Dividends were cumulative and payable semi-annually at a rate of $1.00 per share. The dividends were payable in cash or shares of Common Stock. The Series A Preferred Stock had preference in liquidation over all other forms of capital stock of the Company. The Company, at its option, could redeem the outstanding shares of Series A Preferred Stock any time on or after July 1, 1999 at a redemption price of $10.00 per share, plus all accrued but unpaid dividends to the date of the redemption. If the Average Market Value of the Company's Common Stock, as defined in the agreement, was $4.00 or more per share for a period of 30 days, the outstanding shares of Series A Preferred Stock would be converted into shares of Common Stock at the rate of 20 shares of the Common Stock for every share of Series A Preferred Stock. On March 4, 2000, because the Average Market Price of the Common Stock for a 30-day period was $4.00 or more, the Company, by notice to the holders, converted all of the then outstanding shares of the Series A Preferred Stock into 11,154,500 shares of the Common Stock as of March 24, 2000. At the time of the conversion, the Company issued approximately 123,000 shares of Common Stock to the holders of the Series A Preferred Stock as payment for all accrued and unpaid dividends.

Series B Preferred Stock

On March 29, 2001, the Company sold an aggregate of 75,000 shares of the Company's Series B 20% Cumulative Convertible Preferred Stock, $.001 par value (the "Series B Preferred Stock). Each share was entitled to one vote and was convertible into 10 shares of the Company's Common Stock. Dividends were cumulative and payable annually at a rate of $.20 per share in year one, $.24 per share in year two, $.288 per share in year 3 and $2.40 per share thereafter. The dividends were payable in shares of Series B Preferred Stock for the first 3 years after the date of original issuance and in shares of the Common Stock thereafter. The Series B Preferred Stock had preference in liquidation over all other forms of capital stock of the Company at a rate of $40 per share plus all accrued and unpaid dividends. If at any time after 18 months from the date of issuance, the Average Market Value of the Company's Common Stock, as defined in the agreement, was $8.00 or more per share for a period of 30 days, or if at any time after two years from the date of issuance the Market Value of the Company's Common Stock, as defined in the

5. STOCKHOLDERS' EQUITY (continued)

Series B Preferred Stock (continued)

agreement, was $5.00 or more, the outstanding shares of Series B Preferred Stock would be converted into shares of Common Stock at the rate of 10 shares of the Common Stock for every share of Series B Preferred Stock. If certain events occur, as defined in the agreement, any accrued and unpaid dividends were to be paid in shares of the Common Stock at the rate of $8.00 per share in the first year after issuance, $9.60 per share in the second year, $11.52 per share in the third year and at $2.40 per year thereafter.

Each holder of the Series B Preferred Stock was granted a common stock purchase warrant expiring March 28, 2006 to purchase 75,000 shares of the Common Stock at a price of $5.60 per share. No value was assigned to the warrants, as the resulting Black Scholes value was $3.04 for the underlying shares of our common stock. As of June 29, 2001, all shares of the Series B Preferred Stock were converted into Series C Preferred Stock and the common stock purchase warrants were replaced with new common stock purchase warrants.

Series C Preferred Stock

On June 20, 2001, the Company sold, at $35,000 per Unit, to eleven investors (including three of the purchasers of shares of the Series B Preferred Stock) an aggregate of 228.007 Units. Each Unit consisted of 1,000 shares of a newly-designated series of the Preferred Stock designated the Series C Convertible Preferred Stock (the "Series C Preferred Stock") and a common stock purchase warrant expiring June 19, 2006 (the "Investor Warrant") to purchase 10,000 shares of the Company's Common Stock at $3.50 per share.

430,000 shares of the 3,000,000 authorized shares of the Company's Preferred Stock were designated as the Series C Preferred Stock in order to cover not only the original sale by the Company, but also subsequent sales during the 90 days after the original issuance on June 20, 2001. On June 29, 2001, an additional 85.713 Units were exchanged for the Series B Preferred Stock as described above.

On September 28, 2001, the Company closed on an additional 80.196 Units at the same purchase price per Unit to sixteen accredited investors in the final closing of this private placement. As a result, the Company has sold an aggregate of 393.916 Units for gross proceeds of $13,787,060.

By agreement dated August 16, 2001, the Company and the investors unanimously agreed that a holder could convert a share of the Series C Preferred Stock at an initial conversion price of $3.00 (not $3.50) into 11.67 shares (not 10 shares) of the Common Stock. In addition, the exercise price of the Investor Warrants was reduced from $3.50 to $3.00 per share. A holder would also receive 11,670 shares, not 10,000 shares, upon exercise of an Investor Warrant included in a Unit. Furthermore, the provision requiring quarterly resets of the exercise price of the Investor Warrants based on the market prices for the Common Stock during the first year was deleted. The changes to the Series C Preferred Stock were to become effective only if the related certificate of designation governing the terms and conditions was so amended. This action would have required the consent or approval of the holders of a majority of the outstanding shares of the Common Stock. It also would have given rise to a great expense to the Company. However, the investors agreed, as of November 21, 2001, to waive the requirement of an amendment to the certificate of designation. They will instead rely on a contractual commitment by us to honor conversions on the basis set forth above. Such action is permitted by Delaware law, which governs the Company.

5. STOCKHOLDERS' EQUITY (continued)

Series C Preferred Stock (continued)

Pursuant to an escrow agreement, unless waived, 50% of the proceeds from the sale of Series C preferred stock and the investor warrants were to be held in escrow pending achievement by the Company of certain milestones. As of March 22, 2002, the Company confirmed to the escrow agent achievement of the milestones. Accordingly, all proceeds have been released to the Company and the investors have received all of their securities held in escrow.

To assist the Company in bridging the gap between December 31, 2001 and receiving the escrowed funds, on February 1, 2002, General Conference Corporation of Seventh-day Adventists, the Company's largest stockholder and one of the investors with escrowed purchase proceeds and securities, loaned the Company $1,500,000. The loan was paid in full from the first escrow release along with interest of $10,685 or 5%. The Company also issued a warrant to the General Conference Corporation to purchase 500,000 shares of the Common Stock at $3.25 per share.

There were outstanding, as of March 31, 2002, 393,916 shares of the Series C Preferred Stock and Investor Warrants to purchase an aggregate of 4,597,002 shares of the Common Stock.

Common Stock

On February 29 and March 14, 2000, the Company closed as to the sale at $5,000 per unit of an aggregate of 1,840 units, each unit consisting of 2,500 shares of common stock and a common stock purchase warrant to purchase 2,500 shares of the Common Stock at $3.00 per share. The warrants could not be exercised prior to September 14, 2000 and the shares included in the units were restricted securities for at least one year. The Company realized $9,200,000 in gross proceeds. Finders' fees were paid to various consultants and bankers for their assistance in helping the Company to complete this private placement consisting of an aggregate of $604,706 in cash fees and common stock purchase warrants expiring March 13, 2005 to purchase an aggregate of 273,075 shares of the Common Stock at $3.00 per share.

In addition, at the Annual Meeting of Stockholders on August 25, 2000, the stockholders approved an increase in the authorized shares of the Common Stock from 50,000,000 to 75,000,000.

On October 11, 2000, the Company made an offer to the holders of the Investor Warrants, for a period beginning October 16, 2000 and ending December 19, 2000, that the holder of an Investor Warrant may exercise at a 20% discount, or $2.40 per share. A total of 376,500 shares of the Common Stock were purchased in this offering for net cash to the Company of $903,600.

Stock Option/Stock Issuance Plan

On August 14, 1997, the Board of Directors adopted, subject to stockholder approval, the Company's 1997 Stock Option Plan (the "1997 Option Plan") providing for the granting of options to purchase up to 1,000,000 shares of Common Stock to employees (including officers) and persons who also serve as directors and consultants of the Company. On June 5, 1998, the Board increased the number of shares subject to the 1997 Option Plan to 2,000,000, again subject to stockholder approval. Stockholder approval was given on August 13, 1998. The options may either be incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") to be granted to employees or nonqualified stock options to be granted to employees, directors or consultants. On August 25, 2000, the stockholders approved the Company's 2000 Stock Option Plan which would permit the

LIFEPOINT, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2002

5. STOCKHOLDERS' EQUITY (continued)

granting of options to purchase an aggregate of 2,000,000 shares of the Common Stock on terms substantially similar to those of the 1997 Option Plan.

As of March 31, 2002, options to purchase an aggregate of 2,155,326 shares of the Common Stock granted to employees including officers, directors and consultants were outstanding. As of such date, options to purchase an aggregate of 835,816 shares of the Common Stock had been exercised and options to purchase an aggregate of 755,107 shares of the Common Stock were then exercisable. Options granted to date under both Option Plans have generally become exercisable as to one-quarter of the shares subject thereto on the first anniversary date of the date of grant and as to 1/36th of the remaining shares on such calendar day each month thereafter for a period of 36 months. Certain options will become exercisable upon the achievement of certain goals related to corporate performance and not that of the optionee. The exercise price per share for incentive stock options under the Code may not be less than 100% of the fair market value per share of the Common Stock on the date of grant. For nonqualified stock options, the exercise price per share may not be less than 85% of such fair market value. No option may have a term in excess of ten years. Of the options outstanding as of March 31, 2002, all were incentive stock options except for options to purchase an aggregate of 308,476 shares with exercise prices ranging from $.50 – $6.56 per share. The options had expiration dates ranging from August 14, 2007 to March 22, 2012.

	Incentive Stock Options		Non-Statutory Options	
	Number of Shares	Price Range Per Share	Number of Shares	Price Range Per Share
Outstanding - March 31, 1999	674,167	$0.50	120,000	$0.50
Granted	885,500	1.12-3.28	75,000	1.63-2.83
Exercised	(123,254)	0.50	(20,000)	0.50
Canceled	(57,917)	0.50-1.81	(15,000)	1.63
Outstanding - March 31, 2000	1,378,496	0.50-3.28	160,000	0.50-2.83
Granted	653,625	3.35-6.58	127,104	3.22-4.81
Exercised	(214,277)	0.50-1.87	(6,250)	0.50
Canceled	(190,710)	1.81-6.56	(10,000)	2.83
Outstanding - March 31, 2001	1,627,134	0.50-6.56	270,854	0.50-4.81
Granted	1,137,140	2.95-4.05	54,380	2.64-4.09
Exercised	(414,080)	0.50-2.83	(16,758)	0.50
Canceled	(503,509)	0.50-6.56	-	-
Outstanding - March 31, 2002	1,846,685	0.50-4.05	308,476	0.50-6.56

5. STOCKHOLDERS' EQUITY (continued)

Warrants

LifePoint granted common stock purchase warrants, expiring on various dates through January 29, 2007 to purchase 5,972,129 shares of Common Stock at prices ranging from $3.00 to $4.17 per share during fiscal 2002, to purchase 269,025 shares of Common Stock at prices ranging from $4.77 to $5.60 per share during fiscal 2001 and to purchase an aggregate of 8,057,069 shares of the Common Stock at $1.07 to $3.00 per share during fiscal 2000.

	Number of Shares	Price Range Per Share
Outstanding - March 31, 1999	2,714,014	$0.50 – 2.41
Expired	(125,020)	1.15
Exercised	(1,083,000)	0.50 – 1.72
Granted	8,057,069	1.07 – 3.00
Outstanding - March 31, 2000	9,563,063	0.50 – 3.00
Expired	-	-
Exercised	(1,545,095)	0.50 – 3.00
Granted	269,025	4.77 – 5.60
Outstanding - March 31, 2001	8,286,993	0.50 – 5.60
Cancelled	(226,674)	3.00 – 5.60
Exercised	(743,460)	1.07 – 3.00
Granted	5,972,129	3.00 – 4.17
Outstanding - March 31, 2002	13,288,988	0.50 – 5.60

A summary of the status of the stock option and warrant grants as of March 31, 2002, 2001 and 2000, and activities during the years ending on those dates, is presented below:

	2002		2001		2000	
	Options and Warrants	Weighted Average Exercise Price	Options and Warrants	Weighted Average Exercise Price	Options and Warrants	Weighted Average Exercise Price
Outstanding at beginning of year	10,184,981	$ 2.48	11,101,559	$ 2.11	3,508,181	$ 0.82
Granted	7,163,649	3.12	1,049,754	5.19	9,017,569	2.44
Canceled	(730,183)	4.01	(200,710)	4.01	(197,937)	1.17
Exercised	(1,174,298)	1.61	(1,765,622)	1.47	(1,226,254)	1.01
Expired	-	-	-	-	-	-
Outstanding at end of year	15,444,149	$ 2.77	10,184,981	$ 2.48	11,101,559	$ 2.11
Options and warrants exercisable at year end	14,164,697	$ 2.81	8,802,861	$ 2 .03	4,854,887	$ 1.13
Weighted-average fair value of options and warrants granted during the year	$2.46		$2.03		$1.87	

5. STOCKHOLDERS' EQUITY (continued)

The following table summarizes information about stock options and warrants outstanding as of March 31, 2002:

		Options and Warrants Outstanding		Options and Warrants Exercisable	
Range of Exercise Prices	Weighted-Average Remaining Life (Years)	Options and Warrants	Weighted-Average Exercise Price	Options and Warrants	Weighted-Average Exercise Price
$0.50 to $6.56	8.4	15,444,314	$ 2.77	14,164,697	$ 2.46

The Company continues to account for stock -based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No.25, " Accounting for Stock Issued to Employees", under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value. Statement of Financial Accounting Standards No.123, Accounting for Stock-Based Compensation ("FAS 123"), established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of FAS 123. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for the awards under the plans consistent with the methodology prescribed under FAS 123, there would be no effect on the Company's reported net loss and loss per share. The Company employed the Black-Scholes valuation method to calculate the fair value for the awards under the plans consistent with the methodology under FAS 123. For fiscal 2002, the risk-free interest rate and the expected life in years utilized by the Black-Scholes method was 6.0% and 10 years, respectively.

6. INCOME TAXES

For income tax purposes, LifePoint has a net operating loss carryforward at March 31, 2002 of approximately $36,652,000 expiring in 2007 to 2021 if not offset against future federal taxable income.

Income tax benefit attributable to net loss differed from the amounts computed by applying the statutory Federal Income tax rate applicable for each period as a result of the following:

	Year ended March 31, 2002	2001	2000
Computed "expected" tax benefit	$ 4,283,000	$ 2,435,000	$1,343,000
Decrease in tax benefit resulting from net operating loss for which no benefit is currently available	(4,283,000)	(2,435,000)	(1,343,000)
	$ -	$ -	$ -

6. INCOME TAXES (continued)

The tax effects of temporary differences, for federal tax purposes, that give rise to significant portions of the net deferred tax asset are presented below:

	March 31	
	2002	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 12,462,000	$ 8,216,000
Capital loss carryforwards	-	-
	12,462,000	8,216,000
Less:		
Valuation allowance under SFAS 109	12,462,000	8,216,000
Net deferred tax assets	$ -	$ -

SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a $12,462,000 valuation allowance at March 31, 2002 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the current year is $4,246,000.

7. COMMITMENTS AND CONTINGENCIES

Lease Commitments

LifePoint entered into a lease agreement commencing October 1, 1997 and, extended by an amendment, terminating on June 30, 2004, for the research facilities in Rancho Cucamonga, California. In addition to rent of $72,000 per year for fiscal years through March 31, 2002, LifePoint will pay real estate taxes and other occupancy costs. Rent expense for the fiscal years ended March 31, 2002, 2001 and 2000 was $72,000, $72,000, and $72,000, respectively. The Company has an option to renew until June 30, 2005 so as to be consistent with the term of the lease described in the next paragraph.

On April 26, 2000, the Company entered into a lease agreement for administrative offices and manufacturing facility commencing May 1, 2000, which terminates on July 31, 2005. In addition to rent of $226,000 per year, LifePoint will pay real estate taxes and other occupancy costs. The Company may elect to terminate the lease at the end of four years and has the right to two 2-year renewal options. The lease also allowed for rent abatement in three of the first twelve months as a tenant improvement allowance in addition to the $30,000 paid by the lessor.

The Company leases certain equipment under noncancelable lease arrangements. These capital leases expire on various dates through 2004 and may be renewed for up to 12 months. Furniture, fixtures and equipment includes assets acquired under capital leases of $1,503,400 as of March 31, 2002. Accumulated depreciation for assets under capital lease was $260,827, $133,860 and $21,266 at March 31, 2002, 2001 and 2000, respectively. See Note 4 – Property and Equipment.

7. COMMITMENTS AND CONTINGENCIES (continued)

Approximate future minimum payments under non-cancelable leases as of March 31, 2002 are as follows:

Years ended March 31,	Capital Leases	Operating Leases
2003	$ 475,338	$ 309,095
2004	443,172	313,788
2005	-	262,776
2006	-	81,525
2007	-	-
Thereafter	-	-
Total minimum lease payments	$ 918,510	$ 967,185
Amount representing interest	(122,901)	
Present value of net minimum lease payments	795,609	
Less current portion	475,338	
Long-term portion	$ 320,271	

Significant Contracts

Since October 1997, the Company has been the exclusive licensee from the United States Navy (the "USN") to use the USN's flow immunosensor technology to test for drugs of abuse and anabolic steroids on urine samples. Prior thereto, LifePoint was a sublicensee for the same technology under a license granted by the USN to the then parent of the Company. The license agreement (the "License Agreement") expires February 23, 2010, when the USN patent expires, including any reissues, continuation or division thereof.

In April 1999, the Company and the USN completed negotiations for an expansion of the License Agreement. The new terms expand the field-of-use from drugs of abuse and anabolic steroids on urine samples to include all possible diagnostic uses for saliva and urine. The License Agreement may be terminated by the USN in the event the Company files bankruptcy or is forced into receivership, willfully misstates or omits material information, or fails to market the technology. Either party may terminate the agreement upon mutual consent. The royalty rate payable to the USN is 3% on the technology-related portion of the disposable cassette sales and 1% on instrument sales. The minimum royalty payment of $100,000 for calendar year 2002 and 2001 was paid and no amounts were paid or due for the fiscal year ended March 31, 2000. Minimum annual royalty payments are due each year thereafter. For the fiscal years ended March 31, 2002 and 2001, the Company expensed $100,000 per year.

On June 4, 2001, the Company and CMI, Inc. ("CMI"), a wholly-owned subsidiary of the employee-owned MPD Inc. based in Owensboro, Kentucky, entered into a renewable, three-year agreement establishing CMI as the exclusive distributor of the Impact Testing System to the law enforcement market in the United States and Canada. Fees will be calculated and paid in accordance with the confidential terms of the agreement. There are no conditions for the Company to meet other than the

7. COMMITMENTS AND CONTINGENCIES (continued)

delivery of product to receive the fees. CMI has minimum, confidential, sales requirements for the three-year term of the contract in order to retain the exclusive marketing rights. CMI will sell, and provide service and training for, the *IMPACT Test System* to the law enforcement market, including, driver testing, corrections, probation and parole, narcotics and drug courts.

The three-year term of the agreement did not begin until general marketing of our *IMPACT Test System* began on February 26, 2002. CMI will benefit from volume discounts and, therefore, the Company's margins on products purchased by CMI may decrease over the term of the contract. In addition, CMI has guaranteed pricing on the instruments, which may result in much lower margins once the Company transfers the instrument production to an outside vendor. The agreement with CMI is automatically renewable unless CMI or the Company gives notice to the other 180 days prior to the end of the initial term.

8. LEGAL MATTERS

Global Consultants, LLC d/b/a Global Capital instituted an action on June 18, 2001 in a California state court against the Company and Linda H. Masterson, Chairman, President and Chief Executive Officer. The plaintiff seeks damages aggregating $4,500,000 for the non-issuance and termination of common stock purchase warrants for an aggregate of 392,275 shares of the Common Stock. The plaintiff's computation of damages is based on the market price of the Common Stock on one day reaching $8.00 per share and on an excessive and unsupportable number of shares subject to the warrants. The plaintiff's second amended complaint does not allege the previously alleged claims relating to fraud, negligence and accounting and for punitive or exemplary damages. The Company believes that the plaintiff's remaining causes of action for breach of contract, conversion and violation of a California statute are without merit. The Company's trial counsel, the law firm of Rosenfeld, Meyer & Susman, LLP, is of the opinion that the probability of any recovery by the plaintiff of damages in excess of 10 percent of the Company's current assets (i.e., current assets of $7,617,790 as of December 31, 2001) is remote. The Company is of the further opinion its maximum provable damages are less than $100,000 and will have no material effect on the Company's financial position or results of operations.

9. SUBSEQUENT EVENTS

On April 2, 2002, the Company sold 272 units, at $37,500 per unit, to eight accredited investors. Each unit consisted of 10,000 shares of the Common Stock and a common stock purchase warrant expiring April 1, 2007 to purchase 2,000 shares of the Common Stock at $4.50 per share. The Company realized $10,200,000 in gross proceeds (less $645,938 in expenses related to the private placement) from the private placement. The Company has closed this offering and no further units will be offered.

10. QUARTERLY FINANCIAL DATA (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Revenue	$ -	$ -	$ 22,910	$ 113,070
Loss from Operations	$(2,499,539)	$(3,157,553)	$(3,124,053)	$(4,002,702)
Net Loss	$(2,503,194)	$(3,173,052)	$(3,144,687)	$(3,776,031)
Earnings per Share:				
Basic	$ (0.08)	$ (0.10)	$ (0.11)	$ (0.11)
Diluted	$ (0.08)	$ (0.10)	$ (0.11)	$ (0.11)
2001				
Revenue	$ -	$ -	$ -	$ -
Loss from Operations	$(1,593,309)	$(1,754,446)	$(1,915,093)	$(2,324,802)
Net Loss	$(1,447,384)	$(1,669,611)	$(1,869,413)	$(2,176,121)
Earnings per Share:				
Basic	$ (0.05)	$ (0.06)	$ (0.06)	$ (0.06)
Diluted	$ (0.05)	$ (0.06)	$ (0.06)	$ (0.06)

CORPORATE INFORMATION

BOARD OF DIRECTORS

Linda H. Masterson, Chairman
Charles Casamento
Peter S. Gold
Paul Sandler, M.D.
Roger G. Stoll, M.D.
Stan Yakatan

OFFICERS

Linda H. Masterson
President and Chief Executive Officer

Thomas J. Foley, Ph.D.
Senior Vice President, Research and Development

Michele A. Clark
Controller and Chief Accounting Officer

Donald Fletcher
Vice President, Operations

CORPORATE COUNSEL

Cooley Godward LLP
San Diego, CA

INDEPENDENT AUDITORS

Ernst & Young LLP
Orange County, CA

STOCK REGISTRAR AND TRANSFER AGENT

U.S. Stock Transfer
1745 Gardena Avenue
Glendale, CA

Trading Symbol : LFP
(American Stock Exchange)

CORPORATE OFFICE
LifePoint, Inc.
1205 South Dupont Street : Ontario, California 91761

Telephone : 909.418.3000 : Facsimile : 909.418.3003
E-mail : LifePoint@lfpt.com
Web : LifePointInc.com